Exhibit 2.3

Execution Version

ACQUISITION AGREEMENT

by and among

MCP-MSC ACQUISITION, INC.,

MSC - MEDICAL SERVICES COMPANY,

MSC GROUP, INC.

and

EXPRESS SCRIPTS, INC.

Dated as of June 12, 2008

TABLE OF CONTENTS

1.	DEFINITIONS		1

	1.1.	Certain Matters of Construction	1

	1.2.	Certain Definitions	2

2.	THE TRANSACTION		11

	2.1.	Purchase and Sale of the Shares	11

	2.2.	Closing	12

	2.3.	Payment of the Purchase Price	12

	2.4.	Closing Deliveries	12

	2.5.	Working Capital Adjustment	13

	2.6.	Escrow Amount	16

3.	REPRESENTATIONS AND WARRANTIES REGARDING THE TARGET COMPANIES		17

	3.1.	Power and Authorization	17

	3.2.	Organization	17

	3.3.	Capitalization and Subsidiaries	17

	3.4.	No Violation or Approval; Consents	18

	3.5.	Financial Statements	19

	3.6.	Absence of Changes; Operations in Ordinary Course	19

	3.7.	Taxes	21

	3.8.	Real Estate	22

	3.9.	Operations in Conformity with Laws	22

	3.10.	Benefit Plans	23

	3.11.	Intellectual Property	25

	3.12.	Environmental Matters	26

	3.13.	Material Contracts	27

	3.14.	Transactions with Affiliates	28

	3.15.	Litigation	29

	3.16.	Insurance	29

	3.17.	Employees	29

	3.18.	Brokers	30

	3.19.	Indebtedness; Guarantees	30

	3.20.	Title to Assets	30

4.	REPRESENTATIONS AND WARRANTIES OF THE SELLER		31

	4.1.	Organization, Power and Standing	31

	4.2.	Authorization	31

	4.3.	Title to Shares	31

	4.4.	No Violation or Approval; Consents	31

	4.5.	Brokers	31

	4.6.	Litigation	32

5.	REPRESENTATIONS AND WARRANTIES RELATING TO THE BUYER		32

	5.1.	Organization	32

	5.2.	Authorization	32

	5.3.	No Violation or Approval; Consents	32

	5.4.	Litigation	33

	5.5.	Financing	33

	5.6.	Brokers	33

6.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE BUYER		33

	6.1.	Representations and Warranties	33

	6.2.	Performance of Obligations	33

	6.3.	Compliance Certificate	34

	6.4.	Injunctions	34

	6.5.	Approvals	34

	6.6.	Ancillary Agreements	34

	6.7.	Payment of Indebtedness	34

	6.8.	Resignations	34

	6.9.	Transfer of the Non-PBM Business	34

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY AND THE SELLER		34

	7.1.	Representations and Warranties	35

	7.2.	Performance of Obligations	35

	7.3.	Compliance Certificate	35

	7.4.	Injunctions	35

	7.5.	Approvals	35

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	7.6.	Ancillary Agreements	35

8.	COVENANTS OF THE PARTIES		35

	8.1.	Access to Premises and Information	35

	8.2.	Conduct of Business Prior to Closing	36

	8.3.	Confidentiality	38

	8.4.	Preparation for Closing	39

	8.5.	Business Records	40

	8.6.	Directors and Officers Indemnification and Insurance	40

	8.7.	Attorney-Client Privilege	40

	8.8.	Employees	41

	8.9.	Tax Matters	42

	8.10.	Transfer of Non-PBM Business	47

	8.11.	Noncompetition and Nonsolicitation	48

	8.12.	License to Retained Names and Marks	50

	8.13.	Notification of Certain Matters	50

	8.14.	No Solicitation of Transactions	51

9.	INDEMNIFICATION		52

	9.1.	Survival of Representations, Warranties, Covenants and Indemnities	52

	9.2.	Indemnity by the Seller and Group	52

	9.3.	Indemnity by the Buyer	53

	9.4.	Limitations on Indemnity	53

	9.5.	Matters Involving Third Parties	55

	9.6.	Tax Treatment	56

	9.7.	Certain Other Indemnity Matters	56

10.	TERMINATION; EXPIRATION OF REPRESENTATIONS, WARRANTIES AND COVENANTS		57

	10.1.	Termination	57

	10.2.	Effect of Termination	58

11.	MISCELLANEOUS		58

	11.1.	Notices	58

	11.2.	Expenses of Transaction	59

	11.3.	Entire Agreement	59

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11.4.	Severability	59

11.5.	Amendment	59

11.6.	Parties in Interest	59

11.7.	Assignment	59

11.8.	Governing Law	60

11.9.	Consent to Jurisdiction	60

11.10.	Waiver of Jury Trial	60

11.11.	Reliance	60

11.12.	Specific Enforcement	61

11.13.	No Waiver	61

11.14.	Negotiation of Agreement	61

11.15.	Construction	61

11.16.	Guarantee	62

11.17.	Headings	62

11.18.	Counterparts; Facsimile Signature	62

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SCHEDULES

Schedule 1.2.1	Accounting Policies
Schedule 2.5.1A	Sample Balance Sheet
Schedule 2.5.1B	Sample Working Capital/Adjustments Statement
Schedule 6.5.2	Third Party Consents
Schedule 8.2	Conduct of Business Prior to Closing

Company Disclosure Schedules

Seller Disclosure Schedules

Buyer Disclosure Schedules

EXHIBITS

Exhibit A	Transition Services Agreement
Exhibit B1	Annual Financial Statements
Exhibit B2	Interim Financial Statements
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Restructuring Agreement
Exhibit E	Form of Jacksonville Sublease
Exhibit F	Retained Names and Marks

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ACQUISITION AGREEMENT

This ACQUISITION AGREEMENT (this “Agreement”) is made as of the 12th day of June, 2008, among (i) MCP-MSC Acquisition, Inc., a Delaware corporation (the “Seller”), (ii) MSC - Medical Services Company, a Florida corporation (the “Company”), (iii) solely for the purposes of Sections 3.1, 8.9.2, 9 and 11 of this Agreement, MSC Group, Inc., a Delaware corporation (“Group”) and (iv) Express Scripts, Inc., a Delaware corporation (the “Buyer”).

WHEREAS, the Seller is the record and beneficial owner of all of the outstanding shares of Common Stock of the Company (the “Shares”);

WHEREAS, the Company is the record and beneficial owner of all of the outstanding equity interests of Speedy Re-Employment, LLC (“Speedy” and, together with the Company, each a “Target Company” and collectively the “Target Companies”);

WHEREAS, the Company is the record and beneficial owner of all of the outstanding shares of Group (the “Group Shares”);

WHEREAS, the Target Companies (i) provide pharmacy benefit management services to workers’ compensation payors, (ii) conduct re-employment assessments of injured workers and (iii) determine the appropriate amount of workers’ compensation settlement money that must be “set aside” to comply with Medicare standards (collectively, the “Business”);

WHEREAS, prior to the Closing, the Company will contribute the Non-PBM Business to Group pursuant to the terms of the Restructuring Agreement (including in accordance with the steps described on Exhibit A thereto) (the “Non-PBM Business Contribution”); and

WHEREAS, Seller desires to sell and transfer all of the Shares held by Seller to the Buyer, and the Buyer desires to acquire all of such Shares, all on terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of these premises, the covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	DEFINITIONS.

1.1. Certain Matters of Construction. For purposes of this Agreement, in addition to the definitions referred to or set forth below in this Section 1:

1.1.1. The words “hereof”, “herein”, “hereunder” and words of similar import will refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement will include all subsections thereof.

1.1.2. The words “party” and “parties” will refer to the Seller, the Company and the Buyer.

1.1.3. The word “including” means including without limitation.

1.1.4. Definitions will be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender will include each other gender.

1.1.5. All references in this Agreement to any Section, Exhibit or Schedule will, unless the context otherwise requires, be deemed to be a reference to a Section, Exhibit or Schedule of or to this Agreement, in each case as such may be amended in accordance herewith, all of which are made a part of this Agreement.

1.1.6. All references to the Target Companies or a Target Company in this Agreement refer to the Target Companies or such Target Company after giving effect to the Non-PBM Business Contribution and the Non-PBM Business Distribution.

1.2. Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings:

1.2.1. “Accounting Principles” means collectively (i) except as described in (ii), GAAP, consistent with the accounting policies and practices (including with respect to the derivation of estimates, accruals and reserves) applied in the preparation of the Annual Financial Statements and (ii) whether or not consistent with GAAP, the specific accounting policies set forth on Schedule 1.2.1.

1.2.2. “Acquired Business” is defined in Section 8.11.1(a).

1.2.3. “Acquisition Transaction” is defined in Section 8.14.1.

1.2.4. “Actually Realized” with respect to a Tax Benefit, means the time that any refund or credit of Taxes is actually received or applied against other Taxes due, or at the time of the filing of a Tax Return on which a loss, deduction, credit or increase in basis is applied to reduce the amount of Taxes that would otherwise be payable.

1.2.5. “Affected Employees” means those employees set forth in Schedule 1.2.5.

1.2.6. “Affiliate” means, as to any Person, each Person directly or indirectly controlling, controlled by or under common control with such Person.

1.2.7. “Agreement” is defined in the Preamble.

1.2.8. “Ancillary Agreements” means the Transition Services Agreement, the Escrow Agreement, the Restructuring Agreement and the Jacksonville Sublease.

1.2.9. “Annual Financial Statements” is defined in Section 3.5.

1.2.10. “Balance Sheet Time” is defined in Section 2.5.1.

1.2.11. “Business” is defined in the Recitals.

1.2.12. “Business Day” means any day on which banking institutions in New York, New York are open for the purpose of transacting business.

1.2.13. “Buyer” is defined in the Preamble.

1.2.14. “Buyer Indemnified Parties” is defined in Section 9.2.

1.2.15. “Cap” is defined in Section 9.4.1(b).

1.2.16. “Cash Share Consideration” is defined in Section 2.1.2.

1.2.17. “Closing” is defined in Section 2.2.

1.2.18. “Closing Balance Sheet” is defined in Section 2.5.3.

1.2.19. “Closing Date” is defined in Section 2.2.

1.2.20. “Closing Date Company Indebtedness” means the aggregate Indebtedness of the Target Companies outstanding on the Closing Date.

1.2.21. “Code” means the Internal Revenue Code of 1986, as amended; and, where applicable, the Treasury Regulations issued thereunder.

1.2.22. “Common Stock” means the Common Stock of the Company, par value $1.00 per share.

1.2.23. “Company” is defined in the Preamble.

1.2.24. “Company IP Rights” means all Intellectual Property Rights used or held for use by the Target Companies in the conduct of the Business immediately prior to the Closing.

1.2.25. “Company Permits” is defined in Section 3.9.4.

1.2.26. “Company Plan” is defined in Section 3.10.1.

1.2.27. “Company’s Knowledge” means the actual knowledge of Mitch Freeman, John Mitchell, Artemis Emslie, Hollie Bowyer, Anthony Lentini, Brian Doyle, Whitney Harper and Molly Vergales after reasonable investigation.

1.2.28. “Competitive Business” is defined in Section 8.11.1(a).

1.2.29. “Confidentiality Agreement” is defined in Section 8.3.1.

1.2.30. “Consolidated Group” means any affiliated group within the meaning of Code section 1504(a) which files a consolidated federal income Tax Return with the Company.

1.2.31. “Consolidated Return” is defined in Section 8.9.1.

1.2.32. “Contemplated Transactions” means, collectively, the transactions contemplated by this Agreement.

1.2.33. “Contract” means any written or unwritten contract, agreement, deed, mortgage, lease, license, instrument, note, commitment, undertaking or arrangement.

1.2.34. “Disclosure Schedules” means the disclosure schedules of the Company, Seller and the Buyer annexed hereto pursuant to Sections 3, 4 or 5 of this Agreement.

1.2.35. “Employee Plan” means any “employee benefit plan,” within the meaning of Section 3(3) of ERISA and each bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, life or insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement.

1.2.36. “Environmental Laws” means all federal, state or local laws or any regulation or code promulgated or approved thereunder relating to pollution, Hazardous Substances, or protection of the environment.

1.2.37. “ERISA” means the Employee Retirement Income Security Act of 1974 or any successor statute, as amended, and the regulations issued thereunder.

1.2.38. “Escrow Agent” means Bank of New York.

1.2.39. “Escrow Agreement” means the escrow agreement by and among the Seller, the Buyer and the Escrow Agent in the form attached hereto as Exhibit C.

1.2.40. “Escrow Amount” means $20,000,000.

1.2.41. “Estimated Closing Balance Sheet” is defined in Section 2.5.1.

1.2.42. “Estimated Working Capital Amount” is defined in Section 2.5.1.

1.2.43. “Estimated Working Capital Statement” is defined in Section 2.5.1.

1.2.44. “Exhibits” means the exhibits annexed hereto.

1.2.45. “Expiration Date” is defined in Section 10.1.2.

1.2.46. “Final Company Indebtedness” is defined in Section 2.5.6.

1.2.47. “Final Seller Transaction Expenses” is defined in Section 2.5.6.

1.2.48. “Final Target Companies Transaction Expenses” is defined in Section 2.5.6.

1.2.49. “Final Working Capital Amount” is defined in Section 2.5.6.

1.2.50. “Financial Statements” is defined in Section 3.5.1.

1.2.51. “Fundamental Representations” is defined in Section 9.1.

1.2.52. “GAAP” means generally accepted accounting principles in the United States.

1.2.53. “Group” is defined in the Preamble.

1.2.54. “Group Shares” is defined in the Recitals.

1.2.55. “Hazardous Substance” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes, toxic molds and all other hazardous substances or wastes of any nature regulated pursuant to any Environmental Law.

1.2.56. “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1974 or any successor statute, as amended and in effect from time to time.

1.2.57. “Indebtedness” means with respect to any Person, all obligations contingent or otherwise, in respect of: (a) borrowed money; (b) indebtedness evidenced by notes, debentures or similar instruments; (c) capitalized lease obligations; (c) the deferred purchase price of assets, services or securities (other than ordinary trade accounts payable); (d) all obligations, under acceptance, letter of credit or similar facilities; (e) all payment obligations under any interest rate swap agreement or arrangement entered into for the purpose of limiting or managing interest rate risk; (f) all obligations of others guaranteed directly or indirectly in any manner by such Person; and (g) interest, premium, penalties (including prepayment and early termination penalties) and other amounts owing in respect of the items described in the foregoing clauses (a) through (f).

1.2.58. “Indemnified Party” is defined in Section 9.5.1.

1.2.59. “Indemnifying Party” is defined in Section 9.5.1.

1.2.60. “Indemnity Deductible” is defined in Section 9.4.1(a).

1.2.61. “Intellectual Property Rights” means all domestic or international intellectual property rights, including, patents, patent applications, patent rights (including any continuations, divisionals, continuations-in-part, renewals, and reissues, and applications for any of the foregoing and patent disclosures), trademarks, trademark registrations and applications, trade names, service marks, service mark registrations and applications, logos, slogans, trade dress and domain names, together with the goodwill associated therewith, copyrightable subject matter, copyright registrations and applications, franchises, licenses, know-how, trade secrets, proprietary or confidential processes, inventions, methodologies and formulae, Software, including all source and object code, algorithms, architecture, structure, display screens, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above.

1.2.62. “Interim Financial Statements” is defined in Section 3.5.

1.2.63. “IP Contracts” is defined in Section 3.11.1.

1.2.64. “Jacksonville Sublease” means the sublease between the Company and Group in the form attached hereto as Exhibit E.

1.2.65. “Key Employee” means any (i) executive officer or (ii) any other employee who receives an annual base salary in excess of $150,000.

1.2.66. “Laws” means any Federal, state, local, municipal or foreign law, rule, administrative ruling or interpretation, ordinance, code, regulation, injunction, statute or treaty of any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

1.2.67. “Leases” is defined in Section 3.8.

1.2.68. “Lien” means any mortgage, pledge, lien, security interest, encumbrance, restriction on transfer, or restriction on the creation of any of the foregoing.

1.2.69. “Losses” means judgments, losses, damages (including consequential damages and lost profits), awards, fines, penalties, expenses, fees, costs, or amounts paid in settlement (including reasonable third party costs or expenses and attorney’s fees, but excluding any and all damages calculated by reference to multiples of earnings or lost profits, diminutions in value, damages calculated by reference to the decrease in value of any security, or any incidental, exemplary or punitive damages) incurred or suffered by an Indemnified Party.

1.2.70. “Material Adverse Effect” means any change, circumstance, event, development, or effect that, when considered either individually or in the aggregate has been or would reasonably be expected to be materially adverse to the business, properties, assets, condition (financial or otherwise), operations, or results of operations of the Target Companies taken as a whole; provided, however, that to the extent any change, circumstance, event, development, or effect is caused by or results from any of the following, it shall not be taken into account in determining whether there has been a “Material Adverse Effect”: (i) the negotiation, announcement, execution or consummation of this Agreement or actions expressly contemplated by this Agreement or the performance of obligations under this Agreement (other than pursuant to Section 8.2 of this

Agreement or the Non-PBM Business Contribution and the Non-PBM Business Distribution), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers or employees; provided that the exceptions set forth in this clause (i) shall not be given effect for purposes of Sections 3.4, 3.9 and 3.13.2 of this Agreement or for purposes of the conditions set forth in Section 6.1.2 of this Agreement with respect to the representations and warranties contained in Sections 3.4, 3.9 and 3.13.2 of this Agreement, (ii) conditions affecting the United States economy or financial markets as a whole or that generally affect the industries in which the Target Companies conduct their business, in each case which do not have a disproportionate effect on the Target Companies as compared to similar companies in the industries in which the Target Companies conduct their business, (iii) any change in any applicable Laws, GAAP or interpretation thereof after the date of this Agreement, (iv) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the United States or any part thereof, (v) earthquakes, hurricanes, floods or other natural disasters and (vi) the failure by the Target Companies to meet any revenue or earnings projections, forecasts or predictions for any periods ending after the date of this Agreement (provided that the underlying causes or reasons for failure to meet such projections, forecasts or predictions shall not be excluded in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur).

1.2.71. “Medicaid” is defined in Section 3.9.1.

1.2.72. “Medicare” is defined in Section 3.9.1.

1.2.73. “Non-PBM Business” means the provision of ancillary products and services and any other activities and operations that do not comprise the Business, including all assets and liabilities related thereto (but excluding all assets primarily used or primarily held for use by the Business), in each case, as conducted by the Company and its Subsidiaries on the Closing Date.

1.2.74. “Non-PBM Business Contribution” is defined in the Recitals.

1.2.75. “Non-PBM Business Distribution” is defined in Section 2.1.1(a).

1.2.76. “Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

1.2.77. “Ordinary Course of Business” means the ordinary course of business, consistent with past practice and custom.

1.2.78. “Organizational Documents” means, with respect to any Person (other than an individual), the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating, voting or partnership agreement, by-laws, or similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

1.2.79. “Per Diem Taxes” is defined in Section 8.9.2(b)(1).

1.2.80. “Permits” means, collectively, governmental, regulatory and administrative licenses, franchises, variances, exemptions, permits, approvals, certifications and accreditations.

1.2.81. “Permitted Lien” means (a) statutory liens for current Taxes, special assessments or other governmental and quasi-governmental charges not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves under GAAP have been established, (b) mechanics’, materialmen’s, carriers’ and similar statutory liens arising or incurred in the Ordinary Course of Business which liens relate to obligations not due and payable and are not material to the Business, taken as a whole, (c) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security programs, and (d) restrictions on the ownership or transfer of securities arising under applicable legal requirements.

1.2.82. “Person” means any natural person or any corporation, association, partnership, joint venture, limited liability, joint stock or other company, business trust, trust, organization, business or government or any governmental agency or political subdivision thereof.

1.2.83. “Post-Closing Adjustment” is defined in Section 2.5.6(a).

1.2.84. “Post-Closing Tax Period” means any Tax Period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

1.2.85. “Pre-Closing Tax Period” means any Tax Period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

1.2.86. “Pre-Closing Working Capital Adjustment” means the absolute value of the difference, if any, between the Estimated Working Capital Amount and the Working Capital Target as determined in accordance with Section 2.5.2.

1.2.87. “Purchase Price is defined in Section 2.1.2.

1.2.88. “Records” is defined in Section 8.1.

1.2.89. “Reference Balance Sheet” is defined in Section 3.5.1.

1.2.90. “Reference Balance Sheet Date” is defined in Section 3.5.1.

1.2.91. “Related Party” is defined in Section 3.14.

1.2.92. “Related Entity” is defined in Section 3.10.5.

1.2.93. “Representative” means, with respect to any Person, any director, officer or employee and any agent, consultant, advisor, or other representative authorized by such Person to represent or act on behalf of such Person, including legal counsel, accountants, and financial advisors.

1.2.94. “Restructuring Agreement” means the Restructuring Agreement to be entered into prior to the Closing Date by and among the Company and Group, in the form attached hereto as Exhibit D.

1.2.95. “Retained Names and Marks” means the name “Medical Services Company”, “MSC” and any derivation thereof and any trademark or service mark listed on Exhibit F.

1.2.96. “Seller” is defined in the Preamble.

1.2.97. “Seller Indemnified Parties” is defined in Section 9.3.

1.2.98. “Seller Transaction Expenses” means all third party costs and expenses incurred by the Seller prior to the Closing in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement.

1.2.99. “Software” means all computer programs (whether in source code, object code, or other form), databases, compilations and data and technology supporting the foregoing.

1.2.100. “SSA” means the Social Security Act.

1.2.101. “Straddle Period” means any Tax Period beginning prior to and ending after the Closing Date.

1.2.102. “Subsidiary” of any Person means another Person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries.

1.2.103. “Target Companies” is defined in the Recitals.

1.2.104. “Target Companies Transaction Expenses” means (a) all third party costs and expenses incurred by the Target Companies prior to the Closing in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement, including all legal fees and expenses of Ropes & Gray LLP, the fees and expenses of the Target Companies’ accountants and the fees and expenses of Deutsche Bank Securities Inc., (b) the transaction-related bonuses payable to employees of the Target Companies in connection with the transactions contemplated by this Agreement (other than with respect to amounts properly accrued on the Financial Statements and reflected on the Estimated Closing

Balance Sheet), (c) costs and expenses incurred in connection with the termination or acceleration of rights or obligations of the Target Companies as a result of the direct or indirect change of control of the Target Companies at or prior to the Closing and (d) expenses incurred by the Target Companies pursuant to the Restructuring Agreement.

1.2.105. “Tax” means (i) any and all federal, state, local or foreign taxes, assessments, customs, duties, fees, levies, tariffs, imposts and deficiencies in the nature of taxes (including taxes on or with respect to net or gross income, franchise, profits, gross receipts, profits, capital, sales or other business activity, or a tax imposed in lieu thereof, use, ad valorem, value added, transfer, real property transfer, transfer gains, inventory, capital stock, license, payroll, employment, social security, unemployment, real or personal property, estimated taxes, excise, recordation, alternative minimum, doing business, withholding and stamp and any payments with respect to escheat or similar Laws), including withholding of any of the foregoing and (ii) any interest, penalty, or addition to any of the foregoing, whether disputed or not.

1.2.106. “Tax Benefit” means the sum of the amount by which the actual Tax liability (after giving effect to any alternative minimum or similar Tax) of any Indemnified Party to the relevant Tax authority is reduced by reason of the payment or incurrence of the Loss upon which the claim for indemnity is based (including by or as a result of a deduction, entitlement to refund, or credit) plus any interest (net of Taxes thereon) from such Tax authority relating to such Tax liability and taking into account the Tax treatment of the receipt of indemnification payments.

1.2.107. “Tax Claim” is defined in Section 8.9.3.

1.2.108. “Tax Period” means any period prescribed by any Tax authority for which a Tax Return is required to be filed or a Tax is required to be paid.

1.2.109. “Tax Returns” means returns, reports, claims for refund, forms and information statements with respect to Taxes or estimated Tax payments, including any schedule or attachment thereto, required to be filed with the U.S. Internal Revenue Service or any other federal, foreign, state, local or provincial taxing authority, domestic or foreign, including consolidated, combined and unitary tax returns.

1.2.110. “Third Party Claim” is defined in Section 9.5.1.

1.2.111. “Transition Services Agreement” means the Transition Services Agreement to be entered into as of the Closing Date by and among the Buyer, the Company and Group, in the form attached hereto as Exhibit A.

1.2.112. “Treasury Regulation” shall mean the regulations promulgated under the Code by the U.S. Department of Treasury.

1.2.113. “WARN” means the Worker Adjustment and Retraining Notification Act of 1988.

1.2.114. “Working Capital” means (i) the current assets of the Target Companies (consisting of asset account line items as specified on Schedule 2.5.1B) minus (ii) the current liabilities of the Target Companies (consisting of liability account line items as specified on Schedule 2.5.1B), in each case determined in accordance with the Accounting Principles on a consolidated basis; provided, however, that the current assets and current liabilities of the Target Companies for purposes of calculating Working Capital will exclude (a) all Transaction Expenses, (b) all assets and liabilities relating to Taxes, and (c) other items specified on Schedule 1.2.1.

1.2.115. “Working Capital Dispute Notice” is defined in Section 2.5.4.

1.2.116. “Working Capital Referee” is defined in Section 2.5.5.

1.2.117. “Working Capital/Adjustments Statement” is defined in Section 2.5.3.

1.2.118. “Working Capital Target” means $16,184,000.

2.	THE TRANSACTION.

2.1. Purchase and Sale of the Shares.

2.1.1. On the Closing Date, the following transactions will take place substantially simultaneously:

(a) the Company will distribute the Group Shares to the Seller as a dividend (the “Non-PBM Business Distribution”);

(b) the Buyer will contribute to the Company an amount in cash equal to the amounts required to satisfy the payment obligations described in Sections 2.3.2 and 2.3.4 and will pay an amount in cash equal to the Escrow Amount to the Escrow Agent (as described in Section 2.3.5); and

(c) the Seller will sell, transfer and deliver the Shares to the Buyer, free and clear of all Liens, and the Buyer shall purchase from the Seller the Shares and deliver the Cash Share Consideration plus the Seller Transaction Expenses in exchange therefor.

2.1.2. The aggregate consideration payable by Buyer to Seller and the Company (the “Purchase Price”) will be $248,000,000, subject to adjustment in accordance with Sections 2.5 and 9. The consideration received by the Seller for the Shares (the “Cash Share Consideration”) will be an amount equal to the Purchase Price, less (i) the amount payable pursuant to Section 2.3.2, (ii) the amount payable pursuant to Section 2.3.3 (iii) the amount payable pursuant to Section 2.3.4 and (iv) the amount payable pursuant to Section 2.3.5.

2.1.3. At the Closing, the Seller shall deliver to the Buyer one or more certificates, if any, evidencing the applicable Shares duly endorsed (or accompanied by duly executed stock transfer powers).

2.2. Closing. Unless this Agreement has been terminated, and the Contemplated Transactions abandoned, pursuant to Section 10, and subject to the satisfaction or waiver of the conditions set forth in Sections 6 and 7, the closing of the Contemplated Transactions (the “Closing”) will take place (a) three (3) Business Days following the date on which the last of the conditions set forth in Sections 6 and 7 have been fulfilled or waived in accordance with this Agreement (other than conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver thereof) at the offices of Ropes & Gray LLP located at One International Place, Boston, Massachusetts at 10:00 a.m., local time, or (b) at such other time or place as the parties may agree (the day on which the Closing takes place, the “Closing Date”).

2.3. Payment of the Purchase Price. At the Closing, the Buyer will pay (or will cause to be paid) by wire transfer of immediately available funds the Purchase Price in such amounts as follows:

2.3.1. to such account or accounts as the Seller specifies to the Buyer not later than three (3) Business Days prior to the Closing Date, the aggregate Cash Share Consideration;

2.3.2. to such account or accounts as the Seller and/or the Company specifies to the Buyer not later than three (3) Business Days prior to the Closing Date, the amount of cash required to pay and satisfy in full all Target Companies Transaction Expenses;

2.3.3. to such account or accounts as the Seller specifies, to the Buyer not later than three (3) Business Days prior to the Closing Date, the amount of cash required to pay and satisfy in full all Seller Transaction Expenses;

2.3.4. to such account or accounts as the holders of the Closing Date Company Indebtedness specify (and Seller notifies the Buyer thereof not later than three (3) Business Days prior to the Closing Date), the amount of cash necessary to satisfy and extinguish in full such Closing Date Company Indebtedness; and

2.3.5. to such account or account as the Escrow Agent specifies, the Escrow Amount to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement.

2.4. Closing Deliveries.

2.4.1. Buyer Deliveries. At the Closing, the Buyer will deliver or cause to be delivered to the Seller:

(a) one or more duly executed receipts for delivery of the Shares; and

(b) the various certificates, instruments and documents referred to in Section 7.

2.4.2. Seller Deliveries. At the Closing, the Seller will deliver or cause to be delivered to the Buyer:

(a) certificates evidencing the Shares, duly endorsed (or accompanied by duly executed stock transfer powers) and accompanied by all such other instruments of assignment or conveyance as shall be necessary to transfer to the Buyer ownership and possession of the Shares, free and clear of all Liens, in accordance with this Agreement;

(b) a duly executed receipt for delivery of the Purchase Price;

(c) a certificate from the Seller meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2); provided, however, that notwithstanding anything to the contrary contained herein, if (i) Seller fails to deliver such certificate, (ii) Buyer has provided Seller with written notice of such failure and adequate opportunity to deliver the required certificate, (iii) following deliver of the notice referred to in (ii), Seller does not provide the certificate within a commercially reasonable time period, and (iv) Buyer elects to proceed with the Closing, then Buyer shall be permitted to withhold any amounts required to be withheld pursuant to Section 1445 of the Code from the Purchase Price;

(d) pay-off letters or an acknowledgement of discharge, as applicable, reasonably acceptable in form and substance to the Buyer and issued by the holders of the Closing Date Company Indebtedness, setting forth the amounts required to repay all such Indebtedness in full on the Closing Date;

(e) a certificate of good standing issued by the Secretary of State of the State of Florida for each of the Target Companies, in each case, dated no earlier than ten (10) days prior to the anticipated Closing Date; and

(f) the various certificates, instruments and documents referred to in Section 6.

2.5. Working Capital Adjustment.

2.5.1. Estimated Balance Sheet. The Seller and the Company will prepare or cause to be prepared in good faith and delivered to the Buyer not later than three (3) Business Days prior to the Closing Date, an estimated consolidated balance sheet of the Target Companies (the “Estimated Closing Balance Sheet”) as of 11:59 p.m. (New York time) on the Business Day immediately preceding the Closing Date (the “Balance Sheet Time”), together with a written statement signed by an officer of the Seller setting forth in reasonable detail (and together with reasonable supporting documentation) (a) the Seller’s and the Company’s good faith estimate of Working Capital (the “Estimated Working Capital Amount”) as derived from the Estimated Closing Balance Sheet and (b) the Seller’s and Company’s good faith estimate of the amount of each of the Closing Date Company Indebtedness, Seller Transaction Expenses and Target Companies Transaction Expenses (such statement, the “Estimated Working Capital Statement”). The Estimated Closing Balance Sheet and the Estimated Working Capital Statement will be prepared in accordance with the Accounting Principles in a manner and on a basis consistent with the manner in which and basis on which the sample balance sheet attached as Schedule 2.5.1A hereto and sample Working Capital statement attached as Schedule 2.5.1B hereto (which, solely for illustration purposes, assumes the Closing occurred on December 31, 2007) were prepared. In the event that Buyer objects to any amounts or calculations set forth on the Estimated Working Capital Statement, Buyer and Seller shall cooperate in good faith to resolve such objection prior to the Closing provided, however, that in the event the Buyer and Seller are not able to resolve such objection prior to the Closing Date, the calculations set forth on the Estimated Working Capital Statement will be used for purposes of determining the amount of the Pre-Closing Working Capital Adjustment.

2.5.2. Pre-Closing Working Capital Adjustment.

(a) If the Estimated Working Capital Amount is greater than the Working Capital Target, then the Purchase Price payable at Closing pursuant to Section 2.1.2 will be increased by the amount of the Pre-Closing Working Capital Adjustment.

(b) If the Estimated Working Capital Amount is less than the Working Capital Target, then the Purchase Price payable at Closing pursuant to pursuant to Section 2.1.2 will be reduced by the amount of the Pre-Closing Working Capital Adjustment.

2.5.3. Closing Balance Sheet; Other Adjustments. As promptly as practicable and in any event within sixty (60) days after the Closing Date, the Buyer will prepare or cause to be prepared in good faith, and will provide to the Seller, a consolidated balance sheet of the Target Companies as of the Balance Sheet Time (the “Closing Balance Sheet”), together with a written statement signed by an officer of the Company setting forth in reasonable detail (and together with reasonable documentation) (a) the Company’s Working Capital as derived from the Closing Balance Sheet and (b) the amount of each of the Company Closing Date Indebtedness, Seller Transaction Expenses and Target Companies Transaction Expenses (the “Working Capital/Adjustments Statement”). The Closing Balance Sheet and the Working Capital/Adjustments Statement will be prepared in accordance with the Accounting Principles on a basis and in a manner consistent with the preparation of the Estimated Closing Balance Sheet and the Estimated Working Capital/Adjustments Statement. Buyer shall have reasonable access to the work papers and other materials used by the Company in the preparation of the Estimated Working Capital Statement to the extent relevant to the Target Companies and in possession of Seller and/or its representatives and to the personnel and representatives who assisted in the preparation of the Estimated Working Capital Statements. Following delivery of the Closing Balance Sheet and the Estimated Working Capital/Adjustments Statement, the Seller will have reasonable access to the work papers and other materials used by the Buyer in the preparation of the Closing Balance Sheet and the Working Capital/Adjustments Statement.

2.5.4. Working Capital Dispute Notice. The Closing Balance Sheet and the Working Capital/Adjustments Statement will be final, conclusive and binding on the parties unless the Seller provides a written notice (a “Working Capital Dispute Notice”) to the Buyer no later than forty-five (45) days after delivery of the Working Capital/Adjustments Statement setting forth in reasonable detail any item on the Closing Balance Sheet and/or the Working Capital/Adjustments Statement (including any item described in Section 2.5.3(b) above) that the Seller believes has not been prepared correctly in accordance with Section 2.5.3. Any item to which no dispute is raised in the Working Capital Dispute Notice will be final, conclusive and binding on the parties.

2.5.5. Resolution of Disputes. The Buyer and the Seller will attempt to resolve the items raised in a Working Capital Dispute Notice in good faith for a period of twenty-five (25) days following the delivery of a Working Capital Dispute Notice. During such twenty-five (25) day period, the Seller and its Representatives will have reasonable access to, and be able to make copies of, the work papers used by the Buyer in the preparation of the Closing Balance Sheet, and will have reasonable access to the Buyer personnel and Buyer Representatives who assisted in the preparation of the Closing Balance Sheet. Amounts resolved by such attempts within the twenty-five (25) day period will be deemed to have been finally resolved for purposes of the Working Capital Dispute Notice and will be final, conclusive and binding on the parties. If the Buyer and the Seller are unable to resolve all disputed items in the Working Capital Dispute Notice within the twenty-five (25) day period, the Buyer and the Seller will submit the disputed items (together with the Closing Balance Sheet and Working Capital/Adjustments Statement and the Working Capital Dispute Notice (as modified to reflect any mutually agreed upon resolution to any one or more items)) for determination to KPMG (the “Working Capital Referee”) as promptly as practicable, but not later than ten (10) days after the expiration of the twenty-five (25) day period. The Buyer and the Seller will use reasonable best efforts to cause the Working Capital Referee to render its decision within thirty days (and in any event as soon as practicable) after the submission to the Working Capital Referee of the disputed items, including by promptly complying with all reasonable requests by the Working Capital Referee for access to working papers, information, books, records and similar items and personnel and Representatives of the parties and their Affiliates to the extent practicable. The Working Capital Referee will review only those items and amounts specifically submitted by the Buyer and the Seller and will be limited to selecting either (a) the amounts reflected on the Closing Balance Sheet and/or Working Capital/Adjustments Statement or (b) the calculation of the Working Capital, Closing Date Company Indebtedness, Seller Transaction Expenses and/or Target Companies Transaction Expenses as reflected on the Working Capital Dispute Notice. The Working Capital Referee’s determination will be (a) in writing, (b) furnished to each of the parties within thirty

(30) days, to the extent practicable, and in any event as promptly as practicable, after the items or amounts in dispute have been referred to the Working Capital Referee, (c) made in accordance with this Section 2.5.5, and (d) final, conclusive and binding on the parties. Nothing herein will be construed to authorize or permit the Working Capital Referee to determine any question or matter whatsoever under or in connection with this Agreement, except as set forth in the immediately preceding sentence. The fees and expenses of the Working Capital Referee with respect to the dispute referred to in this Section 2.5.5 shall be borne (x) by the Seller, if the Working Capital Referee selects the Closing Balance Sheet and/or the calculation of Working Capital, Closing Date Company Indebtedness, Seller Transaction Expenses and/or Target Companies Transaction Expenses reflected on the Working Capital/Adjustments Statement, or (y) by Buyer, if the Working Capital Referee selects the calculation of the Working Capital, Closing Date Company Indebtedness, Seller Transaction Expenses and/or Target Companies Transaction Expenses reflected on the Working Capital Dispute Notice. No party will disclose to the Working Capital Referee, and the Working Capital Referee will not consider for any purpose, any settlement discussions or settlement offer made by any party, unless otherwise agreed by the parties.

2.5.6. Post-Closing Purchase Price Adjustments. Promptly, and in any event no later than the fifth (5th) Business Day, after final determination of each of the Working Capital amount, Closing Date Company Indebtedness, Seller Transaction Expenses and Target Companies Transaction Expenses in accordance with Section 2.5.4 and/or Section 2.5.5 (respectively, the “Final Working Capital Amount”, the “Final Company Indebtedness”, the “Final Seller Transaction Expenses” and the “Final Target Companies Transaction Expenses”) the Purchase Price shall be adjusted as follows:

(a) if the sum of: (A) the difference determined by subtracting the Estimated Working Capital Amount minus the Final Working Capital Amount, plus (B) the difference determined by subtracting the Final Company Indebtedness minus the Closing Date Company Indebtedness, plus (C) the difference determined by subtracting the Final Seller Transaction Expenses minus the Seller Transaction Expenses, plus (D) the difference determined by subtracting the Final Target Companies Transaction Expenses minus the Target Companies Transaction Expenses (such calculation, the “Post-Closing Adjustment”) is a positive number, then Seller shall cause the Escrow Agent to promptly pay to Buyer the Post-Closing Adjustment from the Escrow Amount by wire transfer of immediately available funds; or

(b) if the Post-Closing Adjustment is a negative number, then Buyer shall promptly pay to Seller the absolute value of the Post-Closing Adjustment by wire transfer of immediately available funds.

2.6. Escrow Amount. At the Closing, Buyer shall deliver the Escrow Amount to the Escrow Agent in accordance with Section 2.3.5 hereof. The Escrow Amount shall be held in escrow in accordance with the terms of the Escrow Agreement: (1) to satisfy the indemnification obligations of Seller and Group pursuant to Section 8.9 and Section 9 hereof and (2) to fund any payment to the Buyer pursuant to Section 2.5.6(a) hereof. The Escrow Amount shall be disbursed pursuant to the terms of the Escrow Agreement and this Agreement.

3.	REPRESENTATIONS AND WARRANTIES REGARDING THE TARGET COMPANIES.

In order to induce the Buyer to enter into and perform this Agreement and to consummate the Contemplated Transactions, each of the Company and the Seller represents and warrants to the Buyer that:

3.1. Power and Authorization. The Company has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is currently being conducted. The Company and Group each have all requisite corporate power and authority to execute and deliver this Agreement, the Ancillary Agreements to which it is a party and the instruments required to be executed and delivered by it pursuant hereto and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All corporate actions or proceedings to be taken by or on the part of the Company and Group to authorize and permit the execution and delivery by the Company and Group of this Agreement, the Ancillary Agreements to which it is party and the instruments required to be executed and delivered by it pursuant hereto or thereto, the performance by each of the Company and Group of its respective obligations hereunder and thereunder and the consummation by the Company and Group of the Contemplated Transactions and the Non-PBM Business Contribution and the Non-PBM Business Distribution, have been duly and properly taken and authorized and no other authorization on the part of the Company, Seller or Group is necessary in order to authorize the execution, delivery and performance by the Company and Group (or any of their Affiliates) of its (or their) obligations hereunder or thereunder. Subject to the foregoing, this Agreement has been (or in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by the Company and/or Group and constitutes (or will constitute) the legal, valid and binding obligation of the Company and/or Group, as the case may be, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws in effect which affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

3.2. Organization. Each of the Target Companies is (a) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to so qualify or be licensed or be in good standing has not had, and would not reasonably be expected to have, a Material Adverse Effect. Prior to the execution of this Agreement, the Company has made available to the Buyer true and complete copies of the Organizational Documents of the Target Companies.

3.3. Capitalization and Subsidiaries.

3.3.1. The entire authorized capital stock of the Company consists of 1,000 shares of which all are Common Stock, of which 100 shares are issued and outstanding, The issued and outstanding Shares are duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of any preemptive rights.

3.3.2. There is no Contract pursuant to which the Company has granted any option, warrant or other right to any Person to acquire any Shares or any other securities of, or equity interests in, the Company, or securities exercisable or exchangeable for, or convertible into, securities of, or equity interests in, the Company.

3.3.3. Schedule 3.3 sets forth a true and complete list of the name and jurisdiction of organization of each Subsidiary of the Company that is a Target Company. Each Subsidiary listed on Schedule 3.3 is a corporation or limited liability company duly formed and validly existing under the Laws of its jurisdiction of organization, has the power and authority to own, operate or lease the properties and assets now owned, operated or leased by such Subsidiary and to carry on its business in all material respects as currently conducted, and is duly qualified or licensed to do business as a foreign corporation or limited liability company, and is in good standing as such, in each jurisdiction where the failure to be so qualified or licensed and in good standing would have a Material Adverse Effect. Schedule 3.3 lists the jurisdictions where each Subsidiary is qualified to do business as a foreign entity. Except as set forth on Schedule 3.3, no Target Company owns any equity interest or other securities in (or holds any Indebtedness of) any Person other than any Subsidiary of the Company.

3.3.4. The issued and outstanding shares of capital stock of each Subsidiary of the Company that is a Target Company and that is a corporation are duly authorized, validly issued and are fully paid and nonassessable. Each Subsidiary listed on Schedule 3.3 is wholly-owned directly or indirectly by the Company. There is no Contract pursuant to which a Subsidiary of the Company has granted any option, warrant or other right to any Person to acquire any securities of, or equity interests in, such Subsidiary, or securities exercisable or exchangeable for, or convertible into, securities of, or equity interests in, such Subsidiary.

3.4. No Violation or Approval; Consents. Except as set forth in Schedule 3.4, neither the execution and delivery of this Agreement and the Ancillary Agreements by the Company, nor the performance of its obligations hereunder or thereunder nor the consummation of the Contemplated Transactions nor the consummation of the transactions contemplated by the Ancillary Agreements will:

3.4.1. require the consent, waiver, approval, order or authorization of, or filing with, any Person or any governmental authority other than required filings under the HSR Act, except as would not reasonably be expected to have a Material Adverse Effect;

3.4.2. result in a breach or violation of, or default (with or without notice or lapse of time or both) under, or result in any increased cost or loss of benefit to the Target Companies under, any Permit or Contract of the Target Companies or to which the Target Companies are bound or result in the creation of any Lien on any property or assets of the Target Companies, except as would not reasonably be expected to have a Material Adverse Effect;

3.4.3. conflict with or result in a breach or violation of, or default under, the Organizational Documents of the Target Companies; or

3.4.4. violate or conflict with any Law or Order applicable to the Target Companies, except as would not reasonably be expected to have a Material Adverse Effect.

3.5. Financial Statements.

3.5.1. The Company has furnished the Buyer with true and complete copies of the following financial statements of the Target Companies: (a) the unaudited consolidated balance sheets for the year ended December 31, 2007 (respectively, the “Reference Balance Sheet,” and the “Reference Balance Sheet Date”), and the related statements of income of the Target Companies for the fiscal year then ended in the form attached hereto as Exhibit B1 (the “Annual Financial Statements”), and (b) the unaudited consolidated balance sheet of the Target Companies as of March 31, 2008 and the related statements of income of the Target Companies for such three-month period in the form attached hereto as Exhibit B2 (the “Interim Financial Statements”) and, collectively with the Annual Financial Statements, the “Financial Statements”). For the avoidance of doubt and consistent with Section 3.7.9 of this Agreement, no representations are being made in this Section 3.5 as to any matters relating to Tax liabilities, Tax assets or Tax attributes (including the amount or availability of, or limitations on, net operating losses).

3.5.2. The Financial Statements present fairly, in all material respects, the pro forma financial condition of the Target Companies and the results of operations of the Target Companies, in each case on a stand-alone basis, as of the respective dates thereof and for the periods covered thereby. The Financial Statements have been prepared from the books and records of the applicable Target Companies and have been prepared in conformity with the Accounting Principles maintained and applied on a consistent basis (except as specified on Schedule 1.2.1) through the indicated periods.

3.5.3. Except as set forth in Schedule 3.5.3, none of the Target Companies is subject to any liability which is not shown or which is in excess of amounts shown or reserved for in the Reference Balance Sheet or the accompanying footnotes, except for (i) liabilities incurred since the Reference Balance Sheet Date in the Ordinary Course of Business consistent with past practice and which are not material to the Business, taken as a whole, (ii) liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby or (iii) liabilities that would not reasonably be expected to have a Material Adverse Effect on the Target Companies.

3.6. Absence of Changes; Operations in Ordinary Course.

3.6.1. No Material Adverse Effect. Since the Reference Balance Sheet Date (a) there has been no Material Adverse Effect and (b) no Target Company has suffered any damage, destruction or loss (whether or not covered by insurance), other than such damages, destruction and loss as do not have or would not in the aggregate be reasonably expected to have a Material Adverse Effect.

3.6.2. Operations in Ordinary Course. Since the Reference Balance Sheet Date, each Target Company has operated only in the Ordinary Course of Business (except as set forth on Schedule 3.6) and no Target Company has:

(a) materially increased the compensation (including bonuses) payable on or after the date hereof, or to become payable on or after the date hereof, to any employee of such Target Company;

(b) declared or paid any dividends, issued, purchased or redeemed any shares of its capital stock or any convertible securities into or exchangeable for any of its capital stock, or made any other distributions to its shareholders or equityholders;

(c) issued, sold, pledged, encumbered or otherwise disposed of any capital stock or other securities, granted any options, warrants, convertible or exchangeable securities or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock or equity interests;

(d) incurred, assumed, or guaranteed any liabilities or Indebtedness of any kind other than Indebtedness that has been incurred in the Ordinary Course of Business;

(e) amended its Organizational Documents;

(f) disposed of sold, leased, subleased or transferred any material assets other than sales or dispositions of assets in the Ordinary Course of Business;

(g) made any change in its methods of accounting or accounting practices (including with respect to reserves), and, with respect to Taxes, made, changed or revoked any Tax election;

(h) entered into any collective bargaining agreement;

(i) paid, settled or dismissed any material litigation or claim involving a Target Company;

(j) made any change in its cash management policies, accelerated the collection of accounts receivable or other amounts due from third parties, or postponed the payment of accounts payable or other amounts due to third parties, in each case, other than as a result of a good faith dispute with the payee or creditor; or

(k) entered into any Contract that (i) provides for the employment or consultancy of any Person who would be an Affected Employee with an annual base salary in excess of $100,000 or (ii) otherwise provides a director, officer, manager, employee or consultant who would be an Affected Employee with compensation or benefits.

3.7. Taxes. Except in each case as set forth on Schedule 3.7:

3.7.1. Tax Returns. Each of the Target Companies has timely and accurately filed all Tax Returns required to be filed by it and all such Tax Returns and all consolidated, combined or unitary Tax Returns that include tax items of any of the Target Companies are true, correct and complete in all respects. All Taxes owed by the Target Companies (whether or not shown on such Tax Returns) have been paid in full or accrued for to the extent required in the financial statements of such Target Company. The Company has made available to the Buyer true and complete copies of all Tax Returns filed by any Target Company for the fiscal year of such Target Company ended December 31, 2006. Each Consolidated Group has, for each Tax Period during which any Target Company was a member of such Consolidated Group, paid all Taxes required to be paid for which any Target Company could have liability.

3.7.2. Withholding. All Taxes required to have been withheld and paid (including in connection with amounts paid by the Target Companies or owing to any employee or independent contractor) have been withheld and timely paid to the appropriate governmental authority.

3.7.3. Disputes and Waivers. No deficiency with respect to Taxes that is still pending has been proposed, asserted or assessed in writing against the Target Companies. No claims, actions, audits or other proceedings with any Tax authority are presently pending or threatened in writing in respect of any Taxes of the Target Companies or in respect of any consolidated, combined or unitary Tax Return that includes Tax items of the Target Companies. None of the Target Companies has received written notice that any claim is outstanding by any Tax authority in a jurisdiction where such Target Company has never filed Tax Returns that such Target Company is or may be subject to Tax in that jurisdiction. There are no outstanding waivers extending the statutory period of limitation relating to Taxes of the Target Companies.

3.7.4. Consolidated Groups. No Target Company has been a member of an affiliated group filing a consolidated United States federal income Tax Return (other than a group the common parent of which is a Target Company or Seller). No Target Company has any liability for Taxes of another Person (other than members of the consolidated group of which Seller is the parent under Treasury Regulation 1.1502-6 (or any corresponding provisions of state, local or foreign Tax Law).

3.7.5. Closing Agreements. No Target Company will be required to include any item of income in or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) ruling, advance pricing agreement, “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (ii) installment sale or open transaction disposition made on or before the Closing Date; (iii) adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Tax law; or (iv) prepaid amount received on or prior to the Closing Date.

3.7.6. Tax Agreements. No Target Company is party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement or other similar arrangement the primary subject of which is Taxes with any person other than the Seller or any Target Company.

3.7.7. Reportable Transactions. No Target Company has participated in a reportable transaction described in Treasury Regulation Section 1.6011-4(b).

3.7.8. Section 355. No Target Company has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

3.7.9. Exclusivity Regarding Taxes. The representations made in this Section 3.7 shall be the only representations made under this Agreement with respect to Taxes (including Tax liabilities, Tax assets and Tax attributes) and no claim for breach of a representation under any other provision of this Agreement may be made relating to Taxes (including Tax liabilities, Tax assets and Tax attributes). Notwithstanding anything to the contrary in this Agreement, no representation is made in this Agreement as to the Tax attributes (including net operating losses) of any of the Target Companies.

3.7.10. No Liens. None of the Target Companies is currently subject to any Liens (other than Permitted Liens) imposed on any of its assets or properties as a result of the failure of any Target Company to pay any Taxes that are due and payable.

3.8. Real Estate. The Target Companies do not own any real property. Schedule 3.8 sets forth a list of all material leases of real property to which any Target Company is a party (the “Leases”). The Company has made true and complete copies of the Leases available to the Buyer. Each of the Leases is legal, valid, binding, enforceable and in full force and effect. No action has been taken or omitted by any Target Company and, to the Company’s Knowledge, no other event has occurred or condition exists, that constitutes, or after notice or lapse of time or both would constitute, a default under any Lease that would be reasonably expected to have a Material Adverse Effect.

3.9. Operations in Conformity with Laws. Except in each case as does not, or would not reasonably be expected to have, a Material Adverse Effect, since January 1, 2005:

3.9.1. no Target Company is in violation of, or in default under, any Law or Order (whether set forth in Title XVIII or Title XIX of the Social Security Act or elsewhere) affecting either the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act (“Medicare”) or the medical assistance program established by Title XIX of the Social Security Act (“Medicaid”) and all federal or state statutes succeeding thereto promulgated pursuant to or in connection with Medicare or Medicaid statutes;

3.9.2. to the extent applicable, none of the Target Companies nor any of their respective officers or directors have engaged in any activities that are prohibited under regulations promulgated under Medicare or Medicaid, or under similar state statutes or regulations that are applicable;

3.9.3. without limiting the generality of the foregoing, none of the Target Companies or their respective officers, directors, managing employees, agents or persons with direct or indirect ownership interests in any of the Target Companies (as those terms are used in 42 C.F.R. § 1001.1001):

(a) has been excluded from participation under the Medicare or Medicaid program or any other federal health care program (as defined in SSA section 1128B(f)) or a state health care program (as defined in SSA section 1128(h)) or any regulations promulgated thereunder;

(b) has been convicted of any criminal offense or had any civil monetary penalty assessed against it relating to the delivery of an item or service under Medicare, Medicaid, any other federal health care program or state health care program or relating to the unlawful manufacture, distribution, prescription or dispensing of a controlled substance (as defined in 42 C.F.R. § 1001.2); or

(c) is a party to or the subject of any litigation concerning any of the matters described above in clauses 3.9.3(a)-3.9.3(b).

3.9.4. The Target Companies possess all Permits from governmental authorities which are necessary to entitle them to own, lease and operate their respective properties and assets and to operate and conduct their business substantially as currently conducted and all such Permits are in full force and effect. Schedule 3.9.4 sets forth a list of all Permits held by the Target Companies (the “Company Permits”). The Target Companies have fulfilled and performed their respective obligations under each of the Company Permits, and are not in breach or violation thereof.

3.10. Benefit Plans.

3.10.1. Company Plans. Schedule 3.10.1 sets forth a list of all Employee Plans that are maintained by the Seller, the Target Companies or any Related Entity, or to which the Target Companies or any Related Entity contributes or is required to contribute for the benefit of any employee, director or former employee or director of any Target Company (a “Company Plan”). The Seller or Target Companies have provided or made available to Buyer true, correct and complete copies of each Company Plan (or if the Company Plan is not a written plan, a description thereof) and all relevant related documents.

3.10.2. Plan Qualification; Plan Administration. Except as set forth on Schedule 3.10.2, (a) each Company Plan that is intended to be qualified under Section 401(a) of the Code has received or filed for a favorable determination or opinion letter to the effect that the form of such plan is so qualified or the applicable period for requesting such determination or opinion has not yet expired, and to the Company’s Knowledge, there are no facts that are reasonably expected to adversely affect such qualification; (b) each Company Plan has been administered in compliance in all material respects in accordance with its terms and with applicable Law; (c) the requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code have been met with respect to each Company Plan subject to such provisions and (d) each Company Plan that is a deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2005 through the date hereof.

3.10.3. All Contributions and Premiums Paid. All required contributions, assessments and premium payments on account of each Company Plan have been timely paid by the applicable due date, except such as would not have a Material Adverse Effect.

3.10.4. Claims. With respect to each Company Plan, there are no existing (or, to the Company’s Knowledge, threatened) lawsuits, claims or other controversies, other than claims for information or benefits in the normal course, except such as would not be expected to result in a Material Adverse Effect.

3.10.5. No Liability. Except as set forth in Schedule 3.10.5, no Company Plan is subject to Title IV of ERISA and, to the Company’s Knowledge, no event (including any action or any failure to take any action) has occurred within the immediately preceding five (5) years with respect to any Employee Plan currently maintained by any Target Company or with respect to any Employee Plan of any corporation, trust, partnership or other entity (a “Related Entity”) that would be considered as a single employer with any Target Company under Section 4001(b)(1) of ERISA or Sections 414(b), 414(c), 414(m) or 414(o) of the Code, that would reasonably be expected to subject any Target Company to any material liability under Title IV of ERISA. No Employee Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

3.10.6. Retiree Benefits; Certain Welfare Plans. Except as required under Section 601 et seq. of ERISA, Section 4980B of the Code or other applicable Laws, no Company Plan that is a welfare plan provides benefits or coverage following retirement or other termination of employment.

3.10.7. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either alone or in conjunction with any other event) will (i) result in any excess parachute payment (including, without limitation, severance, forgiveness of indebtedness or otherwise) becoming due to any employee or director of any Target Company under any Company Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefits except as specifically contemplated herein, that would result in a loss of a deduction to the Target Company under Section 280G of the Code. No Company Plan would require the funding by the Target Company of any such benefits.

3.11. Intellectual Property.

3.11.1. Schedule 3.11.1 sets forth a correct and complete, in all material respects, list of all material Contracts, licenses and other agreements under which (a) any Person grants any Target Company any right or authorization to use any Company IP Rights, (b) any Target Company grants any other Person any right or authorization to use any Company IP Rights or (c) any Target Company is restricted in its right to use or register any Company IP Rights , other than readily available commercial off-the-shelf software licensed by any Target Company in the Ordinary Course of Business (collectively, the “IP Contracts”).

3.11.2. Schedule 3.11.2 sets forth a correct and complete, in all material respects, list of all applications and registrations and material Software owned by any Target Company for, and the Company has made available to the Buyer all filings and other formal actions made or taken pursuant to federal and state Laws by any Target Company to perfect or protect its interest in the Company IP Rights, including all patents, trademarks, domain names, service marks and registered copyrights, and all applications for the foregoing. A Target Company is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of the Company IP Rights set forth in Schedule 3.11.2, and all such scheduled Company IP Rights are, to the Knowledge of the Company, subsisting, valid, and enforceable.

3.11.3. A Target Company owns, is licensed or has the right to use, sell or license, free and clear of all Liens, all of the material Company IP Rights as used, sold or licensed in the conduct of the Business as presently conducted; (b) the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will not constitute a material breach, violation or default of any instrument or agreement governing any of the Company IP Rights, will not cause the forfeiture or termination, or payment of additional amounts with respect to, or give rise to a right of forfeiture or termination of any of the Company IP Rights or impair the right of any Target Company to use, sell or license any of the Company IP Rights or portion thereof; (c) the conduct of the Business as presently conducted does not violate any license or agreement between any Target Company and any other Person or infringe, misappropriate, or otherwise violate, in any material respect, any Intellectual Property Right of any other Person in any material respect; (d) there is no pending or, to the Company’s Knowledge, threatened, claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Right nor, to the Company’s Knowledge, is there any reasonable basis for any such claim, nor has any Target Company received any notice asserting that any Company IP Right or the proposed use, sale, license or disposition thereof or the conduct of the Business conflicts or will conflict with the rights of any Person; and (e) to the Company’s Knowledge, there is no unauthorized use, infringement, misappropriation or other violation of any of the Company IP Rights by any Person.

3.11.4. Except as set forth in Schedule 3.11.4, neither the Company nor any Affiliate of the Company (other than a Target Company) or current or former partner, director, stockholder, officer, or employee of the Company or any Affiliate of the Company will, after giving effect to the Contemplated Transactions, own or retain any rights to use any of the Company IP Rights.

3.11.5. With respect to the Software listed on Schedule 3.11.2: (a) set forth on Schedule 3.11.5 is a list of each written contract entered into between a Target Company and a current or former contractor, consultant or agency that has delivered, developed, contributed to, modified, or improved such Software, pursuant to which such contractor, consultant or agency has assigned to the Target Company all or any portion of the contractor’s, consultant’s or agency’s rights in such delivery, development, contribution, modification, or improvement, (b) a Target Company has not delivered, licensed or made available, and has no obligation to deliver, license or make available, the source code for any such Software to any escrow agent or similar Person, (c) no such Software is subject to the terms of any “open source” or other similar license that provides for any source code of the Software to be disclosed, licensed, publicly distributed, or dedicated to the public, and (d) current copies of the source code for all such Software are recorded on machine readable media, clearly identified, and securely stored (together with the applicable documentation) by the Target Companies.

3.11.6. With respect to the use of the Software in the conduct of the Business as currently conducted, (i) the Company has not experienced any material defects in such Software, including any material error or omission in the processing of any transactions other than defects which have been corrected, and (ii) to the Company’s Knowledge, no such Software contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software.

3.11.7. The Company has at all times complied in all material respects with all applicable Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company in the conduct of the Business.

3.12. Environmental Matters. Except as would not have a Material Adverse Effect and except as set forth on Schedule 3.12, the Target Companies are in material compliance with all Environmental Laws applicable to them, including but not limited to requirements contained in any permits required pursuant to such Environmental Laws, and there is not now pending or, to the Company’s Knowledge, threatened, any action, suit, claim, investigation or proceeding against any Target Company in connection with any past or present noncompliance with such Environmental Laws, or release of Hazardous Substance. Except as set forth on Schedule 3.12, to the Company’s Knowledge, there are no past or continuing releases of any Hazardous Substance into the environment at any real property currently or previously leased or owned by any Target Company.

3.13. Material Contracts.

3.13.1. Schedule 3.13 sets forth a list of all Contracts of the types described below to which any of the Target Companies is a party, is bound, or by which the Business or assets of the Target Companies are bound:

(a) (i) each Target Company’s pharmacy provider agreements, including mail and retail, (ii) the ten (10) customer contracts which generated the most revenues for the Target Companies in the aggregate during 2007 and (iii) all Contracts whereby the Company or any Target Company receives or is entitled to receive rebates from pharmaceutical drug manufacturers for services rendered;

(b) all employment and consulting Contracts of the Target Companies (other than those pursuant to which the base compensation to be paid by the Target Companies collectively to the offeree is less than $150,000 per year) and all bonus, pension, profit sharing or other deferred compensation plans;

(c) all Contracts (or group of related Contracts) or options to sell or lease (as lessor) any property or asset of the Target Companies in excess of $250,000 per year, except for sales in the Ordinary Course of Business;

(d) all Contracts (or group of related Contracts) pursuant to which any Target Company (i) possesses or uses, or has agreed to acquire or lease, any property or asset and (ii) is required to make payments, accrue expenses or incur charges in excess of $250,000 per year;

(e) all Contracts (or group of related Contracts), plans or programs pursuant to which material payments, or an acceleration of or material increase in benefits, may be required upon a change of control of any Target Company;

(f) all Contracts (or group of related Contracts) pursuant to which any Target Company incurred a continuing obligation to pay any amounts in excess of $250,000 in respect of indemnification obligations, purchase price adjustment or otherwise in connection with any (i) acquisition or disposition of assets constituting a business or securities representing a controlling interest in any Person or (ii) merger, consolidation or other business combination;

(g) all indentures, mortgages, credit agreements, promissory notes, loan agreements, letters of credit, guarantees or other agreements or instruments (1) under which a Target Company has incurred Indebtedness, (2) providing for the creation of any Lien upon any of the material properties or material assets of a Target Company or (3) providing for the payment or collection by a Target Company of the debts or obligations of any other Person;

(h) all collective bargaining agreements;

(i) any Contract that contains a covenant by any Target Company not to compete (or that otherwise restricts the Business from competing) in any line of business, with any Person or in any geographic area (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, real estate, operating or similar agreement, in each case that has been provided to Buyer) or other covenant of any Target Company materially restricting the development, marketing or distribution of the products and services of the Business, including pursuant to any “exclusivity” or similar requirement;

(j) any other Contract (or group of related Contracts other than purchase orders entered into in the Ordinary Course of Business) the performance of which involves payment by or payment to any Target Company of consideration in excess of $250,000 per year and which cannot be canceled within 90 days; and

(k) all IP Contracts.

3.13.2. The Company has heretofore made available to the Buyer a true, complete and correct copy of each of the Contracts listed on Schedule 3.13, each as in effect on the date hereof, and all amendments and supplements thereto and all waivers thereunder. Each of the Contracts listed on Schedule 3.13 is in full force and effect and is binding and enforceable on each party thereto, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws in effect which affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity. No Target Company, nor, to the Company’s Knowledge, any other party is in material default under, or in material breach or violation of, nor has an event occurred that (with or without notice, lapse of time or both) would constitute a material default by the Target Company under any Contract listed on Schedule 3.13. No Target Company has received any notice in writing (or to the Company’s Knowledge, otherwise) or claim of default under any of the Contracts listed on Schedule 3.13 or any written notice of any intention to terminate, not renew or challenge the validity of any such Contract.

3.14. Transactions with Affiliates. Except as set forth on Schedule 3.14, no Affiliate, officer or director of any Target Company nor, to the Company’s Knowledge, any Affiliate of any such Person (herein, a “Related Party”) is a party to any material agreement with any Target Company, including any contract, agreement or other arrangement providing for or otherwise requiring material payments to, any Related Party.

3.15. Litigation. Except as set forth on Schedule 3.15, there is no, and since January 1, 2006 there has not been any, action, charge, claim, suit or proceeding at law or in equity, arbitration, or administrative or other proceeding or investigation by or before any government authority or court pending or, to the Company’s Knowledge, threatened against any Target Company (A) threatening damages or any form of equitable or injunctive relief against any Target Company or the Business, (B) by or before the U.S. Department of Health and Human Services, Food and Drug Administration, Drug Enforcement Agency, any state Medicaid agency, any state pharmacy board, or any other federal or state Governmental Authority with jurisdiction over workers’ compensation insurance, pharmaceutical products or health care items and services, (C) relating to a Permit from a governmental authority held by a Target Company, or (D) that challenges or seeks to prevent, enjoin, alter or materially delay any of the Contemplated Transactions in any manner that, in the case of clauses (A), (B) and (C), would be reasonably expected to have a Material Adverse Effect. The Target Companies have made available to the Buyer copies of all pleadings and filings relating to all actions, suits or proceedings set forth on the Company Disclosure Schedules.

3.16. Insurance. Schedule 3.16 sets forth all material policies or binders of insurance covering the operations of the Target Companies as of the date hereof. The Company has made available to the Buyer true and accurate copies of all such policies or binders as in effect on the date hereof. To the Company’s Knowledge, no Target Company has received written notice of a payment or material default with respect to its obligations under, or notice of cancellation or nonrenewal of, any of such policies.

3.17. Employees. Except in each case as set forth on Schedule 3.17:

3.17.1. There is no work slowdown, lockout, stoppage, picketing, strike, material grievance, material arbitration or other material labor dispute pending, or to the Company’s Knowledge, threatened involving any Target Company, and there has been no such event since January 1, 2006. No employee of any Target Company is represented by a labor union and no Target Company is a party to, or otherwise subject to or bound by, any collective bargaining agreement or other labor union contract, agreement or arrangement.

3.17.2. No Key Employee’s employment or key sales representative relationship with any Target Company has been terminated by any Target Company for any reason since the Reference Balance Sheet Date nor has any such Key Employee or key sales representative notified the Seller or any Target Company as of the date of this Agreement of his or her intention to resign, retire or terminate services since the Reference Balance Sheet Date.

3.17.3. The Target Companies have at all times properly classified and compensated each of their respective employees and independent contractors, in accordance with all applicable Laws in all material respects. The Target Companies are in compliance, in all material respects, with all Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, wages and hours, immigration, employment discrimination, disability rights and benefits, equal opportunity, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance; and there is not pending, or to the Company’s Knowledge, threatened any action, charge, claim, suit, proceeding, arbitration or investigation against or involving any Target Company in connection with any past or present noncompliance with any such Laws.

3.17.4. To the Company’s Knowledge, no Key Employee or key sales representative of any of the Companies is in violation of any term of any employment agreement, nondisclosure agreement or non-competition agreement with any former employer or entity of such Key Employee or key sales representative relating to (x) the right of any such Key Employee or key sales representative to be employed or retained by any Target Company or (y) the knowledge or use of trade secrets or proprietary information in the course of such employment or relationship with any Target Company.

3.17.5. The Target Companies are and have been in compliance with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and similar applicable state, local and foreign Law relating to plant closings and layoffs (the “WARN Act”), and no Target Company has any liabilities that are payable pursuant to the WARN Act.

3.18. Brokers. Except as set forth on Schedule 3.18, all negotiations relating to this Agreement and the Contemplated Transactions have been carried on without the intervention of any Person acting on behalf of any Target Company in such manner as to give rise to any valid claim against such Target Company or the Buyer for any brokerage or finder’s commission, fee or similar compensation.

3.19. Indebtedness; Guarantees. Schedule 3.19 correctly sets forth all Indebtedness of the Target Companies (excluding, however, any Indebtedness owed to a Seller or another Target Company), which in each case, shall be repaid in its entirety at or prior to Closing), and for each item of Indebtedness set forth thereon, identifies the debtor, the principal amount as of the date of this Agreement, the creditor, the maturity date, and the collateral, if any, securing the Indebtedness. Except as set forth on Schedule 3.19, no Target Company has any liability in respect of a guarantee of any liability of any other Person (other than a Target Company).

3.20. Title to Assets. The Target Companies have good and valid title to all of their material owned properties and assets and a valid leasehold interest in all of their leased properties and material assets, in each case, used by them in connection with the Business as presently conducted, free and clear of all Liens, except for Permitted Liens. Such properties and assets are in all material respects in good operating condition and in all material respects free from defects, in each case, subject to ordinary wear and tear. The assets of the Target Companies, together with the services and assets to be provided pursuant to the Ancillary Agreements, constitute assets sufficient in all material respects to conduct the Business as currently conducted as of the date of this Agreement.

4.	REPRESENTATIONS AND WARRANTIES OF THE SELLER.

In order to induce the Buyer to enter into and perform this Agreement and to consummate the Contemplated Transactions, the Seller represents and warrants to the Buyer that:

4.1. Organization, Power and Standing. The Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. The Seller has full power and authority to execute and deliver this Agreement, the Ancillary Agreements and the instruments required to be executed and delivered by it pursuant hereto and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All corporate actions or proceedings to be taken by or on the part of the Seller to authorize and permit the execution and delivery by the Seller of this Agreement, the Ancillary Agreements and the instruments required to be executed and delivered by it pursuant hereto, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the Contemplated Transactions, have been duly and properly taken and authorized and no other authorization on the part of the Seller is necessary in order to authorize the execution, delivery and performance by the Seller (or any of its Affiliates) of its (or their) obligations hereunder or thereunder.

4.2. Authorization. This Agreement has been duly executed and delivered by the Seller and constitutes its legal, valid and binding obligation, enforceable against the Seller in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

4.3. Title to Shares. The Seller is the sole record and beneficial owner of and has good and valid title to the Shares, free and clear of any Liens except as are imposed by applicable securities Laws. No other Person (other than Seller) owns any equity securities, or securities convertible or exchangeable for equity securities, issued by the Company or any of its Subsidiaries.

4.4. No Violation or Approval; Consents. Except as set forth in Schedule 4.4., neither the execution and delivery by the Seller of this Agreement nor the consummation of the Contemplated Transactions will (a) require the consent, waiver, approval, order or authorization of, or filing with, any Person or governmental authority other than required filings under the HSR Act or any similar foreign filings, except as would not reasonably be expected to have a Material Adverse Effect; (b) result in a breach or violation of, or default (with or without notice or lapse of time or both) under, any Contract of the Seller, except as would not reasonably be expected to have a Material Adverse Effect; (c) result in a breach or violation of, or default under the Organizational Documents of the Seller or (d) violate or conflict with any Law or Order applicable to Seller, except as would not reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions.

4.5. Brokers. Except as set forth on Schedule 4.5, all negotiations relating to this Agreement and the Contemplated Transactions have been carried on without the intervention of any Person acting on behalf of the Seller in such manner as to give rise to any valid claim against the Seller or the Buyer for any brokerage or finder’s commission, fee or similar compensation.

4.6. Litigation. There is no action, suit or proceeding at law or in equity, arbitration, or administrative or other proceeding by or before any government authority pending or, to the knowledge of Seller, threatened against Seller that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Contemplated Transactions.

5.	REPRESENTATIONS AND WARRANTIES RELATING TO THE BUYER.

In order to induce the Seller to enter into and perform this Agreement and to consummate the Contemplated Transactions, the Buyer represents and warrants to the Seller that:

5.1. Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. The Buyer has made available to the Seller a true, complete and correct copy of each of the Buyer’s Organizational Documents, each as in effect on the date hereof.

5.2. Authorization. The Buyer has the corporate power and authority to execute and deliver this Agreement, the Ancillary Agreements and the instruments required to be executed and delivered by it pursuant hereto and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All corporate actions or proceedings to be taken by or on the part of the Buyer to authorize and permit the execution and delivery by the Buyer of this Agreement, the Ancillary Agreements and the instruments required to be executed and delivered by it pursuant hereto, the performance by the Buyer of its obligations hereunder and thereunder and the consummation by the Buyer of the Contemplated Transactions, have been duly and properly taken and authorized and no other authorization on the part of the Buyer is necessary in order to authorize the execution, delivery and performance by the Buyer of its obligations hereunder and thereunder. Subject to the foregoing, this Agreement has been (or in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be) duly executed and delivered by the Buyer and constitutes (or will constitute) the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws in effect which affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

5.3. No Violation or Approval; Consents. Except as set forth in Schedule 5.3, neither the execution and delivery by the Buyer of this Agreement nor the consummation of the Contemplated Transactions will: (a) require the consent, waiver, approval, order or authorization of, or filing with, any governmental authority other than required filings under the HSR Act or any similar foreign filings, except as would not reasonably be expected to have a material adverse effect on the Buyer and its subsidiaries, taken as a whole; (b) result in a breach or violation of, or default (with or without notice or lapse of time or both) under, any Contract of the Buyer, except as would not reasonably be expected to have a material adverse effect on the Buyer and its subsidiaries, taken as a whole; (c) result in a breach or violation of, or default under, the Organizational Documents of the Buyer or (d) violate or conflict with any Law or Order applicable to the Buyer, except as would not reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions.

5.4. Litigation. As of the date hereof, there is no action, charge, claim, suit or proceeding or investigation against, or to the knowledge of the Buyer threatened against or affecting, the Buyer or any of its respective Affiliates or any of their properties, assets or businesses, before any court or arbitrator or any governmental body, agency or official that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Contemplated Transactions.

5.5. Financing. The Buyer has and as of the Closing Date will have sufficient immediately available funds in cash to pay the Purchase Price and all contemplated fees and expenses related to the transactions contemplated by this Agreement.

5.6. Brokers. All negotiations relating to this Agreement and the Contemplated Transactions have been carried on without the intervention of any Person acting on behalf of the Buyer in such manner as to give rise to any valid claim against any Seller for any brokerage or finder’s commission, fee or similar compensation.

6.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE BUYER.

The obligation of the Buyer to consummate the Contemplated Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

6.1. Representations and Warranties.

6.1.1. The representations and warranties of the Company and the Seller in Section 3.3.4 and Section 4.3 of this Agreement (including the Disclosure Schedules) will be true and correct in all respects as of the date hereof and as of the Closing Date as if made on the Closing Date.

6.1.2. The representations and warranties of the Company and the Seller in this Agreement (including the Disclosure Schedules) other than those identified in Section 6.1.1 above will be true and correct in all respects as of the date hereof and as of the Closing Date as if made on the Closing Date (determined for this purpose disregarding “material”, “materiality” or “Material Adverse Effect” qualifications), in each case except for any such representations or warranties that were made as of a specific date (which representations and warranties will be true and correct in all respects as of such date), and with only such exceptions as, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

6.2. Performance of Obligations. The Seller and each Target Company will have performed and complied in all material respects with all agreements and obligations required by this Agreement or any other agreement related hereto to be performed or complied with by them at or prior to the Closing Date.

6.3. Compliance Certificate. The Seller will have delivered to the Buyer a certificate dated as of the Closing Date and signed by the Seller and the Company, to the effect that each of the conditions specified in Sections 6.1, 6.2 and 6.9 have been satisfied in all respects.

6.4. Injunctions. No United States, state or foreign governmental authority or other agency or commission or United States, state or foreign court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation or other Order (whether temporary, preliminary or permanent) that is in effect or pending and has or will have the effect of prohibiting the consummation of the Contemplated Transactions.

6.5. Approvals.

6.5.1. All governmental agencies, departments, bureaus, commissions and similar bodies, the consent, authorization or approval of which is necessary (including under any applicable Law or Order) for the consummation of the transactions contemplated by this Agreement will have consented to, authorized, permitted or approved such transactions, and any waiting periods (and any extensions thereof) under the HSR Act or similar foreign Laws applicable to the Contemplated Transactions will have expired or been waived or terminated.

6.5.2. All third party consents, authorizations and approvals listed on Schedule 6.5.2 have been obtained in a form reasonably acceptable to Buyer.

6.6. Ancillary Agreements. The Buyer will have received a copy of each Ancillary Agreement executed by the other parties thereto.

6.7. Payment of Indebtedness. The Company will have delivered to the Buyer pay-off letters or an acknowledgment of discharge, as applicable, reasonably satisfactory in form and substance to the Buyer for the holders of the Closing Date Company Indebtedness set forth on Schedule 3.19.

6.8. Resignations. The Buyer will have received written resignations from each of the directors and officers of each Target Company, effective as of the Closing, other than those whom the Buyer will have specified in writing at least five (5) Business Days prior to the Closing.

6.9. Transfer of the Non-PBM Business. The Non-PBM Business Contribution will have been consummated in accordance with the terms of the Restructuring Agreement.

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY AND THE SELLER.

The obligation of the Company and the Seller to consummate the Contemplated Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

7.1. Representations and Warranties. The representations and warranties of the Buyer in this Agreement (including the Disclosure Schedules) will be true and correct in all respects as of the date hereof and as of the Closing Date as if made on the Closing Date (determined for this purpose disregarding “material”, “materiality” or “material adverse effect” qualifications), in each case except for any such representations or warranties that were made as of a specific date (which representations and warranties will be true and correct in all respects as of such date), and with only such exceptions as, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on the Buyer and its subsidiaries, taken as a whole.

7.2. Performance of Obligations. The Buyer will have performed and complied in all material respects with all agreements and conditions required by this Agreement or any other agreement to be performed or complied with by it at or prior to the Closing Date.

7.3. Compliance Certificate. The Buyer will have delivered to the Seller a certificate of the Buyer to the effect that each of the conditions specified above in Sections 7.1 and 7.2 is satisfied in all respects.

7.4. Injunctions. No United States, state or foreign governmental authority or other agency or commission or United States, state or foreign court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, or Order (whether temporary, preliminary or permanent) that is in effect or pending and has or will have the effect of prohibiting the consummation of the transactions contemplated by this Agreement.

7.5. Approvals. All governmental agencies, departments, bureaus, commissions and similar bodies, the consent, authorization or approval of which is necessary (including under any applicable Law or Order for the consummation of the transactions contemplated by this Agreement will have consented to, authorized, permitted or approved such transactions, and any waiting periods (and any extensions thereof) under the HSR Act or similar foreign Laws applicable to the Contemplated Transactions will have expired or been waived or terminated.

7.6. Ancillary Agreements. The Seller will have received a copy of each Ancillary Agreement to which Buyer or its Affiliates is a party executed by Buyer or its Affiliates, as applicable.

8.	COVENANTS OF THE PARTIES.

8.1. Access to Premises and Information. Upon reasonable notice and subject to supervision by the applicable Target Company or its agents and to the restrictions contained in confidentiality agreements to which such party is subject, on and prior to the Closing Date, the Target Companies (a) will permit the Buyer and its authorized representatives to have reasonable access during normal operating hours to the records and books of account of the Target Companies (the “Records”) in possession of any Target Company and to the premises and employees of any Target Companies during normal business hours that relate in any manner to the conduct or operations of the Target Companies on or prior to the Closing Date and (b) will provide the Buyer with all information reasonably requested by Buyer concerning the records, books of account, premises and employees of the Target Companies.

8.2. Conduct of Business Prior to Closing. Prior to the Closing, except as set forth on Schedule 8.2 or as otherwise expressly contemplated by this Agreement or the Restructuring Agreement, the Seller will cause the Target Companies to conduct their business in the Ordinary Course of Business and will use commercially reasonable efforts to maintain the Business, including the assets and properties of the Business and relationships with, and goodwill of, customers, third parties with commercial relationships and employees. Without limiting the generality of the foregoing, without the prior consent of the Buyer (not to be unreasonably withheld or delayed) and except for the transactions expressly contemplated by the Restructuring Agreement or as expressly contemplated by this Agreement, the Target Companies will not:

(a) increase the compensation (including bonuses) payable on or after the date hereof, or to become payable on or after the date hereof to any employee of any Target Company;

(b) declare or pay any dividends or, issue, purchase or redeem any shares of its capital stock or any convertible securities into or exchangeable for any of its capital stock, or make any other distributions to its shareholders;

(c) issue, sell, pledge, encumber or otherwise dispose of any capital stock or other securities or grant any options, warrants, convertible or exchangeable securities or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock or other securities;

(d) incur, assume, or guaranty any liabilities or Indebtedness of any kind other than Indebtedness that is incurred in the Ordinary Course of Business under credit facilities in existence on the date hereof (all of which Indebtedness will be repaid at or prior to the Closing and any Liens related thereto will be released at or prior to the Closing) or make any change in its cash management policies or accelerate collection of any notes or accounts receivables or other amounts due from third parties;

(e) (i) make any change in any Accounting Principle, practice, policy or method, including for Tax purposes, other than as required by GAAP or any applicable Law, (ii) make, change or revoke any material election in respect of Taxes outside of the scope of its ordinary course of business and inconsistent with past practice, (iii) prepare any Tax Returns in a manner which is not consistent in all respects with the past practice of the Company and its Subsidiaries with respect to the treatment of items on such Tax Returns, except as otherwise required by applicable Law or to the extent necessary to appropriately reflect the amount of net operating losses adjusted on account of cancellation of indebtedness income incurred in connection with the transactions giving rise to the item set forth in Section 3.7.1(f) of the Disclosure Schedules, (iv) file any amendment to a Tax Return that will or is reasonably likely to increase the Tax liability of the Company or its Subsidiaries after the Closing, except as required by applicable Law, or (v) settle any claim or assessment in respect of Taxes that is reasonably be likely to materially affect the Company or any of its Subsidiaries, after the Closing Date;

(f) amend the Organizational Documents of any Target Company;

(g) dispose of, sell, lease, sublease or transfer any material assets or create or suffer to exist any Lien on any material assets, except for sales or dispositions of assets in the Ordinary Course of Business in an aggregate amount not to exceed $250,000, acquire (by merger, consolidation or acquisition of stock or assets) any Person or any securities, assets or properties of any Person, other than assets or properties acquired in the Ordinary Course of Business and not material to any Target Company or reclassify, combine, split, subdivide or combine any of its capital or other equity securities;

(h) institute any increase under, enhance or accelerate any rights or benefits under or enter into, amend, terminate or adopt any Employee Plan, or other agreement, other than in the ordinary course of business, as required by any such Employee Plan or agreement or as required by applicable Laws;

(i) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or alter the corporate structure of any Target Company or merge or consolidate with any Person;

(j) pay, settle, or dismiss any material litigation or claim involving any Target Company;

(k) other than in the Ordinary Course of Business and as would not be material, enter into, modify, amend, terminate or waive performance of any provision under, any Contract that is listed on Schedule 3.13 or would have been required to be listed on Schedule 3.13 had such Contract been entered into prior to the date of this Agreement;

(l) enter into any collective bargaining agreement or similar agreement;

(m) make any capital expenditures, capital additions or capital improvements, except as provided in the annual operating plan or budget approved by the board of directors of such Target Company (and such Target Company shall not fail to make any such budgeted capital expenditures);

(n) transfer, dispose of, grant, or obtain, abandon or permit to lapse any rights to, or grant any right to, any material Company IP Rights except in the Ordinary Course of Business, or disclose or agree to disclose to any Person, other than representatives of Buyer, any material trade secret; or

(o) agree in writing, authorize, recommend, propose, commit or announce an intention to do any of the foregoing.

8.3. Confidentiality.

8.3.1. Confidentiality Agreement. The provisions of that certain confidentiality letter agreement between Buyer and the Company dated February 18, 2008 (the “Confidentiality Agreement”), to the extent not inconsistent with the express terms of this Agreement, are hereby ratified, confirmed and agreed to as though fully set forth herein. From and after the Closing, the Confidentiality Agreement shall be amended pursuant to this Section 8.3.1 such that the restrictions that relate to the Confidential Information (as defined in the Confidentiality Agreement) of the Business shall apply to Seller for a period of six (6) years following the Closing.

8.3.2. Announcements. Any announcements by any party hereto of the Contemplated Transactions must be approved in advance (as to form, content, timing and manner of distribution) by each of the Buyer and the Seller, provided, however, that any party may issue any press release or make any public announcement in such form as it deems necessary in its sole and good faith discretion to comply with applicable Law (including United States securities Laws), exchange listing requirements and regulations, but shall provide a copy to the other party in advance of its release.

8.3.3. Permitted Disclosures. No provision of this Section 8.3.3 will be construed to prohibit (a) disclosures to appropriate authorities of such information as may be legally required for federal securities, Tax, accounting or other reporting purposes; (b) disclosures to employees or independent contractors concerning changes in their status and/or benefits; (c) disclosures to suppliers, customers, employees, agents and independent contractors of the Target Companies to the extent reasonably necessary, in such Target Company’s judgment, to preserve the Business or to facilitate the Contemplated Transactions; (d) confidential disclosures to legal counsel, independent accountants, financial advisors and lenders and their legal counsel; (e) disclosures to corporate parents and other corporate Affiliates; (f) disclosures pursuant to the terms of an Order; (g) disclosures required in connection with legal proceedings or to enforce the parties’ respective rights hereunder; or (h) disclosures of matters of which there is public knowledge other than as a result of disclosures made in breach hereof.

8.3.4. Return of Confidential Information. In the event that the parties do not consummate the Contemplated Transactions, each party agrees, in addition to (and not instead of) any obligations set forth in the Confidentiality Agreement, (a) within five (5) Business Days to return or destroy all confidential information (including all Evaluation Materials, as defined in the Confidentiality Agreement) that was provided by any other party in contemplation of the transactions hereunder, and provide written certification of such destruction to the other party; (b) to refrain from using such confidential information; and (c) to keep such confidential information strictly confidential.

8.3.5. Tax Disclosure. Notwithstanding any other provision in this Agreement, the Confidentiality Agreement or in any other written or oral understanding or agreement to which the parties hereto are parties or by which they are bound, each party (and its representatives, agents and employees) may consult any tax advisor regarding the tax treatment and tax structure of the Contemplated Transactions and tax strategies relating thereto, and may disclose to any Person the tax treatment and tax structure of the Contemplated Transactions and tax strategies relating thereto, and all materials (including opinions or other tax analyses) that are provided relating to such treatment, structure or strategies; provided, however, that this Section 8.3.5 does not authorize the disclosure of the identities of the Buyer, the Seller or any of the Target Companies.

8.4. Preparation for Closing. Each of the parties hereto agrees to use all commercially reasonable efforts to bring about the fulfillment of the conditions precedent contained in this Agreement and otherwise to consummate the Contemplated Transactions, including all necessary material consents, waivers, approvals and authorizations, subject to the following:

8.4.1. HSR Filing. As soon as practicable following the execution and delivery of this Agreement, each of the Buyer and the Company will prepare and file, or cause to be prepared and filed, with the appropriate governmental authorities, a notification with respect to the transactions contemplated by this Agreement pursuant to the HSR Act, request early termination, supply all information requested by such governmental authorities in connection with the HSR Act notification and cooperate with each other in responding to any such request. The Buyer will be solely responsible for the payment of all filing fees required to be paid in connection therewith.

8.4.2. Filings/Consents. Prior to the Closing Date, the Company will use commercially reasonable efforts (but Company will have no obligation to pay any material fees or incur any material expenses) to, and will cause each of the other Target Companies to use commercially reasonable best efforts to, secure required filings, registrations, qualifications, consents, notices or recordings with governmental authorities or other third parties. The Buyer will reasonably cooperate with the Seller and the Target Companies in connection with its efforts to obtain any approvals and authorizations.

8.5. Business Records. The Buyer acknowledges that the Seller may from time to time from and after the Closing require access to copies of certain of the Records with respect to the periods prior to the Closing Date, and agrees that upon reasonable prior written notice, for a period of six (6) years following the Closing Date it will, and will ensure that the Target Companies will, during normal business hours, provide the Seller and its representatives with either access to or copies of any Records with respect to periods prior to the Closing Date that relate to Seller’s business and for which Seller has a legitimate business purpose for requesting.

8.6. Directors and Officers Indemnification and Insurance. The Buyer and the Seller agree that, to the maximum extent permitted by the Laws of the State of Delaware, all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors, officers or employees of any Target Company, including as provided in the Organizational Documents of any Target Company, will survive the Closing and will continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing; provided, that the foregoing shall not limit or otherwise modify any of the Seller’s (and Group’s) indemnification obligation (including the provisions of Section 9.2) pursuant to Section 9.

8.7. Attorney-Client Privilege.

8.7.1. Services. The parties agree and acknowledge that legal and other professional services have been or will be provided which have been or will be rendered solely for the benefit of Buyer or the Target Companies, on the one hand, or Seller or Group, on the other hand, as the case may be. With respect to such services, the parties agree that Buyer and the Target Companies, on the one hand, and Seller and Group, on the other hand, shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with such privileged information which relates solely to (x) the Business or any claims related thereto, in the case of Buyer and the Target Companies and (y) the Non-PBM Business or any claims related thereto in the case of Seller and Group, whether or not the privileged information is in the possession of or under the control of the parties that control the assertion or waiver of such privileges; provided, however, that from and after the Closing, neither the Buyer nor the Company will waive, and each will cause the other Target Companies not to waive, any privilege attaching as a result of legal counsel representing prior to the Closing any Target Company in connection with this transaction without the prior written consent of the Seller. In addition, the Buyer hereby waives, on its own behalf and agrees to cause the Target Companies to waive, any conflicts that may arise in connection with (a) such counsel representing the Seller after the Closing and (b) the communication by such counsel to the Seller, in any such representation, of any fact known to such counsel, in each case including in connection with (x) a dispute with the Buyer, or any of its Affiliates following the Closing or (y) the defense of any Third Party Claim giving rise to a claim for indemnification hereunder by the Buyer Indemnified Parties.

8.7.2. Shared Privilege. The parties agree that they shall have a shared privilege, with equal right to assert or waive, subject to the restrictions in this Section 8.7, with respect to all privileges not allocated pursuant to the terms of Section 8.7.1.

Except as provided in Section 8.7.3, no party may waive any privilege that could be asserted under any applicable Law and in which another party has a shared privilege without obtaining the prior written consent of the other party (not to be unreasonably withheld, delayed or conditioned).

8.7.3. Disputes. In the event of any action, suit, claim, investigation or proceeding between or among any of the parties, Buyer and the Company, on the one hand, or Seller and Group, on the other hand, may waive a privilege in which the other has a shared privilege, without obtaining consent; provided, that such waiver of a shared privilege shall be effective only as to the use of information with respect to the action, suit, claim, investigation or proceeding between the parties and shall not operate as a waiver of the shared privilege with respect to third parties.

8.8. Employees.

8.8.1. WARN Act. Seller, its Affiliates and the Target Companies shall not, at any time ninety (90) days before the Closing Date, without complying fully with the notice requirements and other requirements of the WARN Act and any similar, state, local or foreign Law, effectuate (i) a plant closing as defined in the WARN Act or similar, state, local or foreign Law, affecting any site of employment or one or more facilities or operating units within any site of employment of any Target Company; or (ii) a mass layoff as defined in the WARN Act or similar, state, local or foreign Law affecting any site of employment of any Target Company. On or before the Closing Date, the Seller and/or the Company shall provide a list of the name and site of employment of any and all employees of any Target Company who have experienced, or will experience, an employment loss or layoff – as defined by the WARN Act or any similar state, local or foreign Law– within ninety (90) days prior to the Closing Date. The Company shall update this list up to and including the Closing Date.

8.8.2. Employment of Affected Employees. For a period of one year following the Closing Date, the Buyer will cause the Target Companies to continue to employ each of the Affected Employees from and after the Closing Date in a position, and with compensation, benefits and other terms and conditions of employment, which are substantially comparable in the aggregate to those being provided to such Affected Employee immediately prior to the Closing Date. Notwithstanding the above, nothing set forth in this Section 8.8.2 will create a contract of employment with, or for the benefit of, any Affected Employee, or change such employee’s status as an employee at will, or restrict the ability of the Buyer to terminate the employment of, or change the position or title of, any such employee; provided, however, that Buyer shall not cause any employment loss within 90 days following the Closing Date that would result in any obligation by the Seller to have provided notice pursuant to the WARN Act or similar state, local or foreign Law to any employee of the Target Companies.

8.8.3. No Third-Party Rights. No provision of this Section 8.8 will create any third-party beneficiary rights in any Affected Employee or other Person (including any heir, beneficiary, executor, administrator or representative of an Affected Employee or any other Person claiming through an Affected Employee) or any Target Company with respect to employment or any term or condition thereof.

8.8.4. 280G. The Seller shall seek shareholder approvals for payments potentially subject to Section 280G of the Code (which determination shall be made jointly by the Seller and Buyer using reasonable interpretation of applicable documents and Laws, including the Code and applicable guidance thereunder, and data furnished by the Seller), and prior to sending materials to shareholders, the Seller shall first provide Buyer with copies of all such materials and shall subsequently consult with Buyer as to the content of such materials and the process to be used for obtaining such shareholder approvals to ensure that any such shareholder approvals would be valid under Section 280G of the Code and regulations thereunder.

8.9. Tax Matters.

8.9.1. Tax Returns.

(a) Tax Returns. Seller shall prepare and file, or cause to be prepared and filed, in a manner consistent with past practice (except as otherwise required by Law or to the extent necessary to appropriately reflect the amount of net operating losses adjusted on account of cancellation of indebtedness income incurred in connection with the transactions giving rise to the item set forth in Section 3.7.1(f) of the Disclosure Schedules) all consolidated, unitary or combined income Tax Returns of the Seller that include the operations of the Company or any of its Subsidiaries (“Consolidated Returns”). The Company and its Subsidiaries shall furnish Tax information to Seller for inclusion in any Consolidated Return for the period that includes the Closing Date in accordance with the Company’s past custom and practice. Buyer shall cause the Company and its Subsidiaries to furnish the information to Seller as reasonably requested by Seller to allow Seller to satisfy its obligations under this Section 8.9.1. The income of the Company and its Subsidiaries shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Company and its Subsidiaries as of the end of the Closing Date pursuant to Treasury Regulations section 1.1502-76(b)(2)(i). Buyer and Seller agree that any income or gain attributable to the Non-PBM Business Distribution will be treated for all Tax purposes as allocable to the Pre-Closing Tax Period and will be reported on Seller’s Consolidated Tax Return for the Taxable year which includes the sale of the Shares and will not be reported on the Consolidated Returns which include the Buyer or any separate federal income Tax Return of the Company. Buyer agrees not to cause the Company or any of its Subsidiaries to engage in any transactions not in the ordinary course of business on the Closing Date after Buyer’s purchase of the Shares (and will indemnify Seller for any additional Tax owed by Seller as a result of any such transactions).

(b) Seller shall prepare and file (or cause to be prepared and filed) all Tax Returns (other than Consolidated Returns, which are the subject of Section 8.9.1(a) above) with the appropriate federal, state, local and other Tax authorities relating to the Company and its Subsidiaries for Tax Periods ending on or before the Closing Date and shall pay all Taxes due with respect to such Tax Returns. Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company and the Subsidiaries relating to Straddle Periods and shall cause the Company and the Subsidiaries to pay the Taxes shown to be due thereon; provided that Seller shall reimburse Buyer for the portion of such Taxes related to the portion of the Straddle Period ending on the Closing Date, calculated in accordance with the provisions of Section 8.9.2(b). Buyer shall provide such Tax Returns to the Seller in draft form at least thirty (30) days before the due date of such Tax Returns and shall allow Seller to review, comment upon and reasonably approve such Tax Returns. To the extent consistent with applicable Law, Buyer and Seller agree to cause the Company to file all Tax Returns for any Straddle Period on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless the relevant Tax authority will not accept a Tax Return filed on that basis.

(c) With respect to any Pre-Closing Tax Period, Buyer shall not make any elections or file (or cause or permit the Company or any Subsidiary to file) any amended Tax Return without Seller’s written consent, such consent not to be unreasonably withheld, delayed or conditioned. With respect to any Pre-Closing Tax Period, upon Seller’s request and at Seller’s expense, Buyer shall, or shall cause the Company or any of its Subsidiaries to, initiate a claim for refund or amend any Tax Return; provided, however, that Buyer shall not be required to initiate such a claim for refund or amendment if it can reasonably be expected that such claim for refund or amendment would increase the liability for Tax of the Company or any of its Subsidiaries or Buyer for the Straddle Period or Post-Closing Tax Period beginning after the Closing Date.

(d) Consolidated Return Disputes. Notwithstanding anything to the contrary contained in this Agreement, the Seller shall have the exclusive right to control all matters (including audits and other disputes) relating to a Consolidated Return of the Seller; provided, however, that Seller shall not unreasonably consent to the entry of any judgment or unreasonably enter into any compromise or settlement with respect to a Consolidated Return of the Seller to the extent that such judgment, compromise, or settlement could reasonably be likely to have a material adverse effect on a Target Company after the Closing Date.

8.9.2. Tax Indemnification; Allocation Matters.

(a) From and after the Closing, Seller and Group, jointly and severally, agree to indemnify, save and hold harmless the Buyer Indemnified Parties from and against all Losses with respect to (i) Taxes of the Company and any of its Subsidiaries with respect to any Pre-Closing Tax Period (including any Taxes incurred in connection with the Non-PBM Business Distribution), (ii) the breach of any covenants in this Section 8.9, (iii) Taxes imposed on the Company or any of its Subsidiaries as a result of being a member of a consolidated, combined, unitary or similar group on or prior to the Closing Date, by reason of the liability of any of the Company or any of its Subsidiaries pursuant to U.S. Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision), (iv) any breach of the representations and warranties set forth in Section 3.7 (to the extent not indemnifiable pursuant to clauses (i),(ii) or (iii) above).

(b) In the case of any Straddle Period:

(1) real, personal and intangible property Taxes and any other Taxes of the Company or any of its Subsidiaries for a portion of the Straddle Period ending on the Closing Date that are levied on a per diem basis (“Per Diem Taxes”) shall be equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period; and

(2) the Taxes of the Company or any of its Subsidiaries (other than Per Diem Taxes) for any Straddle Period shall be computed as if such Straddle Period ended as of the close of business on the Closing Date.

(c) The Seller shall include the income of the Company (including any deferred intercompany items described in Treasury Regulations section 1.1502-13 and any excess loss accounts taken into income under Treasury Regulations section 1.1502-19) for periods through the end of the Closing Date in the Consolidated Returns and shall pay any federal income Taxes attributable to such income.

8.9.3. Procedures Relating to Tax Claims.

(a) If an audit, examination, inquiry or other claim shall be made by any Tax authority which, if successful, might result in an indemnity payment pursuant to Section 8.9.2(a), or if a party otherwise wishes to assert a claim for indemnification pursuant to Section 8.9.2(a) (each a “Tax Claim”), the indemnified parties shall deliver written notice, specifying the basis for and amount (if known) of the claim asserted, to the other party within five (5) days of the date such Tax Claim becomes known; provided that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying parties have been prejudiced as a result of such failure.

(b) With respect to any Tax Claim relating to a Pre-Closing Tax Period, Seller shall have the exclusive right, at its own expense, to control all proceedings and may make all decisions taken in connection with such Tax Claim, including all decisions to grant or deny any waiver or extension of the applicable statute of limitations. Notwithstanding the foregoing, Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any Tax Claim that could materially adversely affect the liability for Taxes of Buyer or the Company or any of its Subsidiaries for any Post-Closing Tax Period to any extent (including the imposition of income tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, the reduction of loss or credit carry forwards, or the agreement of any change in the basis of transfer pricing between any of the Company, the Subsidiaries or any other Person whether unilaterally or bilaterally under any form of mutual agreement procedure or similar) without the prior written consent of Buyer. Such consent shall not be unreasonably withheld, and shall not be necessary to the extent that Seller has indemnified Buyer against the effects of any such settlement. Seller and Buyer shall jointly control all Proceedings with respect to any Tax Claim relating to any Straddle Period. A party shall promptly notify the other party if it decides not to control the defense or settlement of any Tax Claim which it is entitled to control pursuant to this Agreement, and the other party shall thereupon be permitted to defend and settle such proceeding. The parties shall cooperate with each other in contesting any Tax Claim under this Section 8.9.3(b), which cooperation shall include the retention and, upon request of Seller, the provision of records and information which are reasonably relevant to such Tax Claim and making employees available to provide additional information or explanation of any material provided hereunder.

(c) The parties shall satisfy their indemnity obligations pursuant to Section 8.9 within ten (10) days after a final determination (within the meaning of Section 1313(a) of the Code) of the relevant Tax is made. Any payment obligations of Seller in respect of claims pursuant to this Section 8.9 shall be satisfied: (1) first, from the Escrow Amount and to the extent thereof and (2) second, by wire transfer to the Buyer of immediately available funds from the Seller.

8.9.4. Tax Sharing Agreements. Any Tax-sharing agreement or similar arrangement between the Seller or any Affiliate of Seller that is not the Company or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries on the other hand, will be terminated as of the Closing Date and neither the Company nor any of its Subsidiaries shall have any rights or obligations following the Closing under any such terminated agreement.

8.9.5. Coordination; Survival. Notwithstanding anything in this Agreement to the contrary, all matters relating to indemnification for Taxes shall be governed solely by this Section 8.9, and in the event of any conflict between the provisions of this Section 8.9 and any other provision in this Agreement, this Section 8.9 shall control. Notwithstanding anything to the contrary in this Agreement, the representations contained in Section 3.7 shall survive until ninety (90) days following the expiration of the applicable statute of limitations and all other indemnification provisions (and obligations) contained in this Section 8.9 shall survive indefinitely unless otherwise expressly specified in Section 8.9.

8.9.6. Transfer Taxes. Buyer and Seller each agree to pay fifty percent (50%) of any sales, use, transfer, stamp, documentary, filing, recording, stock transfer or like Taxes including any interest and penalties in connection with the acquisition of the Shares by Buyer pursuant to Section 2.1.1(b) and Section 2.1.1(c) of this Agreement (which, for the avoidance of doubt, does not include any actions taken in connection with the Non-PBM Business Contribution and the Non-PBM Business Distribution), and Buyer and/or Seller (as appropriate) shall file all Tax Returns in connection therewith.

8.9.7. Post-Closing Elections. At Seller’s request, Buyer shall cause (at Seller’s request) any of the Company and its Subsidiaries to make or join with Seller in making any Tax-related election if the making of such election could not reasonably be likely to have an adverse impact on Buyer (or any of the Company and its Subsidiaries) for any Tax period after the Closing Date.

8.9.8. No Section 338 or Section 338(h)(10) Elections. No election under section 338 of the Code or section 338(h)(10) of the Code shall be made by any party with respect to the purchase and sale of the Shares.

8.9.9. Cooperation on Tax Matters. Each party hereto will cooperate fully, as and to the extent reasonably requested by any other party hereto in connection with preparation, filing and execution of Tax Returns and any audit, litigation or other proceeding with respect to Taxes (including any Tax Claim). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder or to testify at any such proceeding. Seller and the Buyer agree (i) to retain all books and records in their possession on the Closing Date with respect to Tax matters pertinent to the Company or any of its Subsidiaries relating to any Tax Period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective Tax Periods, and to abide by all record retention agreements entered into with any Tax authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Seller or the Buyer, as the case may be, shall allow the other party to take possession of such books and records. Buyer and Seller further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Tax authority or any other Person or take any other action as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on any party (including with respect to the transactions contemplated by this Agreement).

8.9.10. Limitations on Indemnification. The aggregate liability of the Seller and Group under this Section 8.9 shall not be subject to any cap.

8.9.11. Recourse to Escrow Amount. Consistent with Section 9.7.2 below, with respect to claims for indemnification pursuant to Section 8.9, the obligation to make payment to any Buyer Indemnified Party shall be satisfied: (x) first, from the remaining Escrow Amount and to the extent thereof and (y) second, from the Seller or Group by wire transfer of immediately available funds to Buyer.

8.9.12. Calculation of Losses. The provisions of Section 9.4.3 shall apply for the purposes of determining the amount of Losses subject to indemnification under this Section 8.9.

8.10. Transfer of Non-PBM Business.

8.10.1. It is the intent of the parties hereto that, to the extent practicable, the Seller and its Affiliates (other than the Target Companies), including Group, retain or assume, as the case may be, the economic and legal rights and obligations and all liabilities, as applicable, to the Non-PBM Business.

8.10.2. The Seller will cause the Company and Group to consummate the Non-PBM Contribution prior to the Closing and the Non-PBM Distribution at the Closing, in each case, pursuant to the terms of the Restructuring Agreement (including pursuant to the steps described on Exhibit A thereto) and any additional documents necessary or appropriate in connection therewith, on terms and conditions reasonably satisfactory to Buyer; provided, that, notwithstanding anything to the contrary in this Agreement, to the extent that the disposition of the Non-PBM Business is structured as a spin-off, distribution, dividend or similar transaction, (x) after giving effect to such transaction, Group shall be solvent and adequately capitalized and (y) such spin-off, distribution, dividend or similar transaction shall be in compliance with and not in violation of any applicable subsections of Section 607.06401 of the Florida Business Corporations Act. From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company, the Seller and the Buyer shall cooperate and consult with each other in preparation of material documentation relating to the Non-PBM Contribution and the Non-PBM Distribution and (a) the Buyer shall have an opportunity to review and comment on any such documentation and (b) the Company and the Seller shall not (1) enter into any material agreements or arrangements concerning, or take any material actions with respect to, the Non-PBM Contribution and the Non-PBM Distribution (other than those agreements, arrangements and actions expressly contemplated by the terms of the Restructuring Agreement) or (2) amend or modify the Restructuring Agreement or waive compliance with any provision of the Restructuring Agreement, in each case, without the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed).

8.10.3. On and after the Closing Date, to the extent any asset primarily related to, or liability, to the extent related to, the Non-PBM Business is not contributed to and/or assumed by, as the case may be, Group prior to the Closing, Buyer shall, and shall cause the Target Companies to, pursuant to the Restructuring Agreement, cooperate with the Seller and Group to take such actions and enter into such arrangements reasonable and lawful as to Buyer, the Target Companies and Seller as the Seller may reasonably request (but in each case without any obligation to make payments or incur any liabilities to any other Person), in order to transfer economic and legal rights and obligations under the Non-PBM Business asset or liability to Group or its Affiliates.

8.10.4. On and prior to the one year anniversary of the Closing Date, if Buyer owns any asset that was not an asset transferred pursuant to the Non-PBM Contribution that Buyer and Seller in their good faith judgment mutually agree is an asset that more properly belongs to the Seller, Group or their Affiliates, or is an asset that Seller and the Target Companies intended Group to have the right to continue to use (except for any assets made available to Seller pursuant to the Transition Services Agreement), then Buyer and the Target Companies and Group shall, pursuant to the terms of the Restructuring Agreement, use commercially reasonable efforts to transfer such asset to Group or its Affiliates or grant such mutually agreeable rights with respect to such asset to permit the continued use thereof without any liability on the part of any Target Company or their Affiliates (subject to the terms of the Restructuring Agreement).

8.10.5. On and prior to the one year anniversary of the Closing Date, if Group owns any asset that was an asset transferred pursuant to the Non-PBM Contribution that Buyer and Seller in their good faith judgment mutually agree is an asset that more properly belongs to the Target Companies or their Affiliates, or is an asset that the Target Companies and Seller intended the Target Companies to have the right to continue to use (except for any assets made available to Buyer and the Target Companies pursuant to the Transition Services Agreement), then Seller and the Target Companies and Group shall, pursuant to the terms of the Restructuring Agreement, use commercially reasonable efforts to transfer such asset to the Target Companies or their Affiliates or grant such mutually agreeable rights with respect to such asset to permit such continued use without any liability on the part of Group or the Seller (subject to the terms of the Restructuring Agreement).

8.11. Noncompetition and Nonsolicitation.

8.11.1. For a period of two years from and after the Closing Date, neither the Seller nor any of its Affiliates under common control with the Seller will engage directly or indirectly (or hold any equity interest in any Person that engages directly or indirectly) in all or any portion of the Business as conducted as of the Closing Date; provided, however, that (a) no owner of less than 5% of the outstanding stock of any publicly-traded corporation shall be deemed to be so engaged solely by reason thereof and (b) this Section 8.11 shall not in any manner limit, restrict or otherwise preclude the Seller, Group and their Affiliates from continuing after the Closing to operate the Non-PBM Business as such business exists immediately following the Closing and in any other manner that is not competitive with the Business. Buyer acknowledges and agrees that nothing in this Section 8.11 shall be deemed to restrict or otherwise impair the Seller, Group and their Affiliates from engaging in such Non-PBM Business following the Closing.

(a) Notwithstanding anything to the contrary set forth above, nothing set forth in this Section 8.11: (i) shall prohibit or otherwise restrict the Seller or its Affiliates from acquiring an interest, by joint venture, merger, stock purchase, asset purchase or other business purchase or combination in a business (the “Acquired Business”) that either operates a business that is competitive with the Business or has an approved business plan to develop a business that is competitive with the Business (a “Competitive Business”) so long as the aggregate revenues derived by the Competitive Business included in the Acquired Business during the four (4) most recently completed fiscal quarters for such Acquired Business prior to the date on which the definitive agreement for the acquisition of the Acquired Business is entered into do not exceed ten percent (10%) of the aggregate consolidated revenues of the Seller on a pro forma basis for such four fiscal quarters.

8.11.2. For a period of two years from and after the Closing Date, the Seller will not, directly or indirectly, recruit, offer employment, solicit, employ or engage as a consultant any Person who is an employee of any Target Company to leave the employ of the Target Companies; provided that general solicitations by newspaper or other public media or non-directed third-party search firm shall not be deemed “solicitations” prohibited by the foregoing; provided further that Seller may recruit, offer employment, solicit, employ or engage as a consultant any employees who are terminated by the Buyer (so long as Seller has not breached its obligations hereunder prior to such termination).

8.11.3. For a period of two years from and after the Closing Date, the Buyer will not, directly or indirectly, recruit, offer employment, solicit, employ or engage as a consultant any Person who is an employee of Seller, Group or any of their Subsidiaries, to leave the employ of Seller, Group or any of their Subsidiaries, as applicable; provided that general solicitations by newspaper or other public media or non-directed third-party search firm shall not be deemed “solicitations” prohibited by the foregoing; provided further that Buyer may recruit, offer employment, solicit, employ or engage as a consultant any employees who are terminated by the Seller, Group or any of their Subsidiaries (so long as Buyer has not breached its obligations hereunder prior to such termination).

8.11.4. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 8.11 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

8.12. License to Retained Names and Marks. Effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby grants to Buyer and its Affiliates, for a period of twelve (12) months after the Closing, a non-exclusive, worldwide, and royalty-free license to use the Retained Names and Marks to facilitate the transition by Buyer and its Affiliates to new names and marks. As soon as reasonably practicable after the Closing, Buyer and its Affiliates shall phase-out use of the Retained Names and Marks. All goodwill associated with the Retained Names and Marks generated by Buyer or its Affiliates’ use of the Retained Names and Marks pursuant to the foregoing license in this Section 8.12 shall inure to the benefit of Seller and its Affiliates. Buyer and its Affiliates shall use the Retained Names and Marks at a level of quality equivalent in all material respects to that in effect for the Retained Names and Marks as of the Closing. For purposes of clarity, nothing in this Section 8.12 shall preclude any uses of the Retained Names and Marks by Buyer and its Affiliates that are (i) required by applicable Law, or (ii) otherwise not prohibited under applicable Law.

8.13. Notification of Certain Matters.

8.13.1. Prior to the Closing, the Company and Seller, as applicable, shall give prompt written notice to the Buyer of any matters, events or occurrences first arising after the date of this Agreement which would reasonably be expected to cause any representation or warranty of the Target Companies or the Seller, as applicable, contained in this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Closing, assuming such representation or warranty is made at such time. For purposes of determining whether the Seller is subject to any claim for indemnification under Section 9, unless such matters, events or occurrences would, together with all similar matters, events or occurrences not notified to Buyer, otherwise result in the failure of a condition precedent to the Buyer’s obligation to close pursuant to Section 6, such written notice shall be deemed to cure the breach of any such representation or warranty and amend/or supplement the Disclosure Schedules related to such representation or warranty; provided that if such matters, events or occurrences would otherwise result in the failure of a condition precedent to the Buyer’s obligation to close pursuant to Section 6 and notwithstanding such failure, Buyer consummates the Closing, such written notice shall be deemed to cure the breach (but only to the extent relating to the matter so disclosed pursuant to the above) of any such representation or warranty and amend/or supplement the Disclosure Schedules related to such representation or warranty.

8.13.2. Prior to the Closing, the Buyer shall give prompt written notice to the Company and the Seller of any matters, events or occurrences first arising after the date of this Agreement which would reasonably be expected to cause any representation or warranty of the Buyer contained in this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Closing assuming such representation or warranty is made at such time. For purposes of determining whether the Buyer is subject to any claim for indemnification under Section 9, unless such matters, events or occurrences would, together with all similar matters, events or occurrences not notified to the Company and the Seller, otherwise result in the failure of a condition precedent to the Company’s and the Seller’s obligation to close pursuant to Section 7, such written notice shall be deemed to cure the breach of any such representation or warranty and amend/or supplement the Disclosure Schedules related to such representation or warranty; provided that if such matters, events or occurrences would otherwise result in the failure of a condition precedent to the Seller’s obligation to close pursuant to Section 7 and notwithstanding such failure, Seller consummates the Closing, such written notice shall be deemed to cure the breach (but only to the extent relating to the matter so disclosed pursuant to the above) of any such representation or warranty and amend/or supplement the Disclosure Schedules related to such representation or warranty.

8.14. No Solicitation of Transactions.

8.14.1. Seller and the Company shall not, and shall cause their respective controlled Affiliates (including the Target Companies) not to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of the Business (or any portion thereof), the properties or assets of the Company or the Target Companies or any capital interests of the Company or the Target Companies other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company or Target Companies or the Business in connection with an Acquisition Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. From and after the date hereof and until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 10.1 (if any), if Seller or the Company or any of their respective Affiliates or representatives shall receive any proposal with respect to any Acquisition Transaction, Seller or the Company shall promptly communicate (but in no event later than 48 hours) to Buyer the existence of any such proposal.

8.14.2. Seller and the Company shall cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Acquisition Transaction. Seller and the Company agree not to (and the Company agrees to cause the Target Companies not to) release any third party from the confidentiality and standstill provisions of any agreement to which the Company or any Target Company is a party in connection with an Acquisition Transaction.

9.	INDEMNIFICATION

9.1. Survival of Representations, Warranties, Covenants and Indemnities. Other than with respect to matters relating to Taxes, which shall be governed solely by Section 8.9, no claim may be made or suit or other proceeding instituted seeking indemnification pursuant to Section 9.2 and 9.3 unless a written notice describing the matter subject to indemnification in reasonable detail in light of the circumstances then known to the Indemnified Party is provided to the Indemnifying Party at any time prior to the expiration of the period ending on the fifteen (15) month anniversary of the Closing Date, except for claims made pursuant to Section 9.2.3 or Section 9.2.4 or with respect to the representations and warranties set forth in Sections 3.1 (Power and Authorization), 3.2 (Organization), 3.3 (Capitalization and Subsidiaries), 3.18 (Brokers), 4.1 (Seller Organization, Power and Standing), 4.2 (Seller Authorization), 4.3 (Title to Shares), 4.5 (Brokers), 5.1 (Buyer Organization), 5.2 (Buyer Authorization) and 5.6 (Brokers) (collectively, the “Fundamental Representations”) and any claim based on fraud, which, in each case, will survive (and notice may be given) indefinitely.

9.2. Indemnity by the Seller and Group. From and after the Closing, subject to this Section 9, and other than with respect to matters relating to Taxes, which shall be governed solely by Section 8.9, the Buyer and each of its Subsidiaries and Affiliates and each of their respective directors, officers, shareholders, employees, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) will be indemnified and held harmless by the Seller and Group, jointly and severally, from, against and in respect of any of the following:

9.2.1. Losses incurred as a result of any breach or default in performance by the Company or the Seller of any covenant or agreement of the Company or the Seller contained in this Agreement;

9.2.2. Losses incurred as a result of any breach of, or inaccuracy in, any representation or warranty made as of the Closing Date, as if made on the Closing Date, by the Company or the Seller in this Agreement;

9.2.3. Losses that do not arise out of or relate to the Business (including (a) with respect to the Transferred Group Assets and the Transferred Group Liabilities (in each case, as defined in the restructuring Agreement) and (b) to the extent related to the Non-PBM Business); or

9.2.4. Losses arising out of the transactions contemplated by the Non-PBM Business Contribution and the Non-PBM Business Distribution.

The applicable Buyer Indemnified Party will provide the Seller and Group with a prompt, detailed written notice for any claim made in respect of the indemnification provided in this Section 9.2, whether or not arising out of a claim by a third party; provided, however, that no delay on the part of the Buyer Indemnified Party in notifying the Seller and Group will relieve the Seller or Group from any obligation hereunder unless (and then solely to the extent) the Seller and Group are prejudiced by such delay.

9.3. Indemnity by the Buyer. Subject to this Section 9, and other than with respect to matters relating to Taxes, which shall be governed solely by Section 8.9, the Seller and its respective directors, officers, shareholders, distributees, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) will be indemnified and held harmless by the Buyer from, against and in respect of all Losses by the Buyer resulting from:

9.3.1. any breach of, or inaccuracy in, any representation or warranty made as of the Closing Date, as if made on the Closing Date by Buyer in this Agreement;

9.3.2. any breach or nonfulfillment by Buyer of, or any noncompliance by the Buyer with, any covenant, agreement or obligation contained herein; and

9.3.3. any claims under WARN or under any similar state, local or foreign Law with respect to a plant closing, layoff or relocation or with respect to any obligation to provide notice, payment or any other benefit as a result of or arising out of any termination of employment of any Affected Employee effectuated by Buyer after the Closing.

The applicable Seller Indemnified Party will provide the Buyer with a prompt, detailed written notice for any claim made in respect of the indemnification provided in this Section 9.3 whether or not arising out of a claim by a third party; provided, however, that no delay on the part of the Seller Indemnified Party in notifying the Buyer will relieve the Buyer from any obligation hereunder unless (and then solely to the extent) the Buyer is actually and materially prejudiced by such delay.

9.4. Limitations on Indemnity.

9.4.1. Limitations on Indemnity by the Seller and Group.

(a) No Buyer Indemnified Party will assert any claim for indemnification under Section 9.2.2: (i) in respect of any individual Loss or series of related Losses incurred or suffered by the Buyer Indemnified Party, unless such Loss or series of related Losses exceeds $30,000 and (ii) and until such time as the aggregate of all Losses exceeding $30,000 that the Buyer Indemnified Parties may have under Section 9.2.2 exceeds $2,500,000 (the “Indemnity Deductible”), and then only for the amount by which such claims exceed the Indemnity Deductible.

(b) The aggregate liability of the Seller and Group in respect of claims for indemnification pursuant to Section 9.2.2 will not exceed $30,000,000 (the “Cap”).

Notwithstanding anything to the contrary set forth herein, the Indemnity Deductible and Cap and other provisions of this Section 9.4.1 will not apply to obligations of the Seller and Group herein to indemnify Buyer Indemnified Parties in connection with a breach of a

Fundamental Representation or obligations to indemnify pursuant to Section 9.2.1, Section 9.2.3 or Section 9.2.4 or obligations to indemnity in respect of Taxes, which shall be solely governed by Section 8.9; provided that if the aggregate amount of payments made by Seller and Group to Buyer Indemnified Parties pursuant to Sections 9.2 and 8.9 exceeds the Cash Share Consideration., no further claims may be made by Buyer Indemnified Parties pursuant to Section 9 but may be made pursuant to Section 8.9. By way of example, if the aggregate amount of payments made by Seller and Group pursuant to this Section 9 and/or Section 8.9 were at any time equal to the Cash Share Consideration, then, from and after such time, neither Seller nor Group would be liable to make any additional payments in respect of claims made pursuant to this Section 9, but Buyer’s right to recover amounts from Seller and Group pursuant to, and under the provisions of, Section 8.9 shall be unaffected and Seller and Group shall remain liable to make payments in respect of claims made pursuant to Section 8.9.

9.4.2. Limitations on Indemnity by the Buyer.

(a) No Seller Indemnified Party will assert any claim for indemnification under Section 9.3: (i) in respect of any individual Loss or series of related Losses incurred or suffered by the Seller Indemnified Party, unless such Loss or series of related Losses exceeds $30,000 and (ii) and until such time as the aggregate of all Losses exceeding $30,000 that the Seller Indemnified Parties may have under Section 9.3.1 exceeds the Indemnity Deductible, and then only for the amount by which such claims exceed the Indemnity Deductible.

(b) In no event will the Buyer be obligated to indemnify any Seller Indemnified Party in respect of any claim for indemnification under Section 9.3.1 for amounts in excess of the Cap.

Notwithstanding anything to the contrary set forth herein, the Indemnity Deductible and Cap and the other provisions of this Section 9.4.2 will not apply to obligations of the Buyer herein to indemnify Seller Indemnified Parties in connection with a breach of a Fundamental Representation or obligations to indemnify in respect of Taxes, which shall be solely governed by Section 8.9.

9.4.3. Calculation of Losses. For purposes of determining the amount of any Losses subject to indemnification under this Section 9, the amount of such Losses will be determined net of (a) all related reserves properly accrued and directly related to the specific matter subject of indemnification on the Financial Statements and (b) the difference of (i) any amounts recovered by the Indemnified Party under insurance policies with respect to such Loss minus (ii) the total of the cost of such recovery and the expected increased cost of premiums for the insurance policy under which the Indemnified Party recovered, and (c) any Tax Benefit Actually Realized, which Tax Benefit is solely attributable to such Loss. If an Indemnified Party Actually Realizes a Tax Benefit solely attributable to a Loss at any time subsequent to any indemnification payment pursuant to Section 8.9 or this Section 9, then such Indemnified Party shall reimburse the Indemnifying Party within ten (10) days for any payment made or expense incurred by such party in connection with providing such indemnification up to such amount actually received by such Indemnified Party.

9.4.4. Materiality. For purposes of this Section 9 only, a breach of a representation or warranty shall be deemed to exist either if such representation or warranty is actually inaccurate or breached or would have been inaccurate or breached if such representation or warranty had not contained any limitation or qualification as to “materiality”, “Material Adverse Effect” (which instead shall be read as any adverse effect or change) or similar language and the amount of Losses in respect of any breach of representation or warranty, including any deemed breach pursuant to this clause shall be determined without regard to any such limitation or qualification as to “materiality”, “Material Adverse Effect” (which instead shall be read as any adverse effect or change) or similar language set forth in such representation or warranty.

9.5. Matters Involving Third Parties.

9.5.1. If any third party notifies any party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) that may give rise to claim for indemnification against any other party (the “Indemnifying Party”) under this Section 9, then the Indemnified Party will promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party will relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

9.5.2. The Indemnifying Party will have the right to defend the Indemnified Party against a Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (1) the Third Party Claim involves primarily money damages and (2) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

9.5.3. So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 9.5.2 above, (a) the Indemnified Party may retain separate co-counsel at its sole cost and expenses and participate in the defense of the Third Party Claim, (b) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim, nor take any voluntary action prejudicial to the determination of the Third Party Claim, without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld) and (c) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim unless written agreement is obtained releasing the Indemnified Party subject to the Third Party claim from all liability thereunder.

9.5.4. If and for so long as any condition in this Section 9.5 is or becomes unsatisfied, however, the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith).

9.6. Tax Treatment. The Buyer and the Seller will treat any payment received pursuant to Section 8.9 or this Section 9 as an adjustment to purchase price for Tax and financial reporting purposes.

9.7. Certain Other Indemnity Matters. Notwithstanding anything to the contrary contained in this Agreement:

9.7.1. Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, other than for fraud, following the Closing, indemnification pursuant to the provisions set forth in Section 8.9 and this Section 9 shall be the sole and exclusive remedy of the Buyer Indemnified Parties and the Seller Indemnified Parties for any liability arising under this Agreement, and, except as set forth in any Ancillary Agreement, the Contemplated Transactions, including for misrepresentation or breach of any representation, warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto; provided, however, that nothing contained in this Agreement shall be deemed to limit, waive or restrict any party’s rights, claims or causes of action such party may have pursuant to the terms of an Ancillary Agreement.

9.7.2. Recourse to Escrow Amount. With respect to claims for indemnification pursuant to Sections 8.9, 9.2.1, 9.2.2, 9.2.3 and 9.2.4, the obligation to make payment to any Buyer Indemnified Party shall be satisfied: (x) first, from the remaining Escrow Amount and to the extent thereof and (y) second, from the Seller or Group by wire transfer of immediately available funds to Buyer.

9.7.3. Investigation; No Additional Representations; No Reliance.

(a) The Target Companies and the Seller have not made and are not making, and the Buyer hereby acknowledges, represents and warrants that it has not relied upon, any representation, warranty, covenant or agreement, express or implied, with respect to the matters contained in this Agreement other than the explicit representations, warranties, covenants and agreements set forth in this Agreement.

(b) The Buyer has not made and is not making, and the Seller hereby acknowledges, represents and warrants that it has not relied upon, any representation, warranty, covenant or agreement, express or implied, with respect to the matters contained in this Agreement other than the explicit representations, warranties, covenants and agreements set forth in this Agreement.

(c) The Buyer acknowledges and agrees that it (i) has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Target Companies and (ii) will not assert any claim for indemnification under Section 9.2.2 for a specified breach of a representation or warranty under this Agreement if, as of the date of this Agreement, it has actual knowledge of, including an understanding of the nature and scope of, such breach of representation or warranty.

9.7.4. Subrogation. Upon making any payment to any Indemnified Party for any indemnification claim pursuant to this Section 9, the Indemnifying Party will be subrogated, to the extent of such payment, to any rights that the Indemnified Party may have against other Persons with respect to the subject matter of such indemnification claim.

10.	TERMINATION; EXPIRATION OF REPRESENTATIONS, WARRANTIES AND COVENANTS.

10.1. Termination. The parties may not terminate this Agreement other than as follows:

10.1.1. The parties may terminate this Agreement by mutual written consent at any time prior to the Closing.

10.1.2. The Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing (a) in the event the Seller or the Company breaches any representation, warranty or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and the Seller or the Company, as the case may be, has not within 20 days taken reasonable steps to cure such breach, or (b) if the Closing will not have occurred on or before August 31, 2008 (the “Expiration Date”), by reason of the failure of any condition precedent under Section 6 hereof (unless the failure results primarily from the Buyer itself breaching any representation, warranty, or covenant contained in this Agreement), except if, as of the Expiration Date, all conditions set forth in Section 6 and Section 7 shall have been satisfied or waived (other than those conditions that are satisfied by action taken at the Closing) other than the conditions set forth in Section 6.5.1 and Section 7.5, then either Buyer or Seller (on behalf of the Company and Group) may extend the Expiration Date to December 31, 2008 by providing notice to the other party on or before the Expiration Date.

10.1.3. The Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing (a) in the event the Buyer breaches any representation, warranty or covenant contained in this Agreement in any material respect, the Seller has notified the Buyer of the breach, and the Buyer has not within 20 days taken reasonable steps to cure such breach (provided, that the failure of the Buyer to fund (or cause to be funded) the Purchase Price at Closing as required hereunder shall not be subject to cure hereunder, and in the event of such breach, the Seller may terminate this Agreement immediately by delivery of notice in writing as provided in Section 10.1), or (b) if the Closing will not have occurred on or before the Expiration Date (as the same may be extended), by reason of the failure of any condition precedent under Section 7 hereof (unless the failure results primarily from the Seller or the Company breaching any representation, warranty, or covenant contained in this Agreement).

10.2. Effect of Termination.

10.2.1. If any party terminates this Agreement pursuant to Section 10.1 above, all rights and obligations of the parties hereunder will terminate without any liability of any party to any other party, except that (a) the rights and obligations of the parties under Sections 7.3 (Confidentiality) and 11 (Miscellaneous) will survive such termination, and (b) nothing herein will relieve any party from liability for any breach hereof occurring prior to termination. The Confidentiality Agreement will survive the termination of this Agreement as set forth therein.

11.	MISCELLANEOUS.

11.1. Notices. All notices, requests, demands, claims and other communications required or permitted hereunder will be in writing and will be sent by nationally recognized overnight courier, registered mail or certified mail. Any notice, request, demand, claim, or other communication required or permitted hereunder will be deemed duly given, as applicable, (a) one (1) Business Day following the date sent when sent by overnight delivery or (b) five (5) Business Days following the date mailed when mailed by registered or certified mail return receipt requested and postage prepaid to the following address:

If to the Seller or, prior to the Closing, the Company, to it at:	with a copy (which will not constitute notice) to:

c/o Monitor Clipper Partners, LLC	Ropes & Gray LLP
Two Canal Park	One International Place
Cambridge, Massachusetts 02141	Boston, Massachusetts 02110
Telephone number: (617) 252-2390	Telephone number: (617) 951-7999
Facsimile number: (617) 252-2211	Facsimile number: (617) 951-7050
Attention: Adam S. Doctoroff	Attention: Nicole J. Desharnais

If to the Buyer, or, after the Closing, to the Company, to:	with a copy (which will not constitute notice) to:

Express Scripts, Inc.	Skadden, Arps, Slate, Meagher &
One Express Way	Flom LLP
St. Louis, MO 63121	Telephone number: (212) 735-3000
Telephone number: (314) 996-0900	Facsimile number: (212) 735-2000
Facsimile number: (800) 417-8163	Attention: Lou R. Kling, Howard L. Ellin
Attention: General Counsel	and Kenneth M. Wolf

Notwithstanding the foregoing, any party may send any notice, request, demand, claim, or other communication required or permitted hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, messenger service, facsimile transmission, ordinary mail, or electronic mail); provided, however, that no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims, and other communications required or permitted hereunder are to be delivered by giving the other party notice in the manner herein set forth.

11.2. Expenses of Transaction. Whether or not the transactions provided for herein are consummated, each of the parties hereto will assume and bear all expenses, costs and fees (including legal and accounting fees and expenses) incurred by such party in connection with the preparation, negotiation and execution of this Agreement and the Contemplated Transactions; provided that all expenses, costs and fees (including legal and accounting fees and expenses) incurred by the Company prior to the Closing shall be borne by the Seller.

11.3. Entire Agreement. The agreement of the parties that is comprised of this Agreement, the Exhibits and Disclosure Schedules hereto sets forth the entire agreement and understanding between the parties and supersedes any prior Contract, agreement or understanding (other than the Confidentiality Agreement), whether oral or written, relating to the subject matter of this Agreement.

11.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or under public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the Contemplated Transactions are fulfilled to the greatest extent possible.

11.5. Amendment. This Agreement may be amended by the parties hereto at any time prior to the Closing, but only by an instrument in writing executed by each of the Buyer and the Seller.

11.6. Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or will be construed to or will confer upon any other Person any right, claim, cause of action, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including by way of subrogation.

11.7. Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and permissible assigns of the parties hereto. This Agreement and any rights and obligations hereunder will not be assigned, hypothecated or otherwise transferred by any party hereto (by operation of Law or otherwise) without the prior written consent of the other parties hereto.

11.8. Governing Law. This Agreement, and all claims arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof will be governed by and construed in accordance with the domestic substantive Laws of the State of New York, without giving effect to any choice or conflict of law provision (other than Section 5-1401 of the New York General Obligations Law) or rule that would cause the application of the Laws of any other jurisdiction.

11.9. Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, hereby (a) irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York, New York County or the United States District Court located in the State of New York, New York County for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof, (b) waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (c) agrees not to commence any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party hereby (x) consents to service of process in any such action in any manner permitted by New York Law; (y) agrees that service of process made in accordance with clause (x) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1 hereof, will constitute good and valid service of process in any such action; and (z) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (x) or (y) does not constitute good and valid service of process.

11.10. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY

11.11. Reliance. Each of the parties hereto acknowledges that it has been informed by each other party that the provisions of Sections 11.9 and 11.10 constitute a material inducement upon which such party is relying and will rely in entering into this Agreement, and each such party agrees that any breach by such party of any of the provisions of Sections 11.9 or 11.10 above would constitute a material breach of this Agreement.

11.12. Specific Enforcement. Each party acknowledges and agrees that the other parties would be irreparably damaged in the event that this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that each party hereto will be entitled to seek an injunction to specifically enforce the terms of this Agreement, in addition to any other remedy to which such party may be entitled hereunder, at law or in equity.

11.13. No Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.

11.14. Negotiation of Agreement. Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto will be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

11.15. Construction.

11.15.1. The inclusion of any information in the Disclosure Schedules will not be deemed an admission or acknowledgment that such information is required to be listed in the Disclosure Schedules or that such items are material to the Target Companies. The headings, if any, of the individual sections of each of the Disclosure Schedules are inserted for convenience only and will not be deemed to constitute a part thereof or a part of the Agreement. The Disclosure Schedules are arranged in section corresponding to those contained in this Agreement merely for convenience, and the disclosure of an item in one section of the Disclosure Schedules as an exception to a particular representation or warranty will be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such other representations or warranties is reasonably apparent on the face of such item.

11.15.2. The parties intend that each representation, warranty and covenant contained herein will have independent significance. If any party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity) which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

11.16. Guarantee. From and after the Closing (except with respect to any obligations of Seller pursuant to Section 10.2 of the Agreement, in which case, the obligations of Group under this Section 11.16 shall take effect from and after the termination of this Agreement), Group fully guarantees the due and prompt performance and discharge when due of all obligations of Seller under this Agreement in accordance with its terms. The foregoing shall not limit any direct obligations of Group pursuant to Sections 3.1, 8.9.2, 9 and 11 of this Agreement.

11.17. Headings. The headings contained in this Agreement are inserted only for reference as a matter of convenience and in no way define, limit, or describe the scope or intent of this Agreement, and will not affect in any way the meaning or interpretation of this Agreement.

11.18. Counterparts; Facsimile Signature. This Agreement may be executed in any number of counterparts, and by the different parties hereto in separate counterparts, each of which will be deemed an original for all purposes and all of which together will constitute one and the same instrument. This Agreement may be executed by facsimile signature by any party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

[The remainder of this page is intentionally left blank. Signatures follow.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed under seal by their respective duly authorized officers as of the day and year first written above.

The Buyer:	EXPRESS SCRIPTS, INC.

	By:	/s/ George Paz
	Name:	George Paz
	Title:	President, Chief Executive Officer and Chairman

The Seller:	MCP-MSC ACQUISITION, INC.

	By:	/s/ Adam S. Doctoroff
	Name:	Adam Doctoroff
	Title:	Vice President

Group:	MSC GROUP, INC.
(Solely for the purposes of Sections 3.1, 8.9.2, 9 and 11 hereof)
	By:	/s/ Adam S. Doctoroff
	Name:	Adam Doctoroff
	Title:	Vice President

The Company:	MSC - MEDICAL SERVICES COMPANY

	By:	/s/ April Evans
	Name:	April Evans
	Title:	Secretary

Signature Page to Acquisition Agreement